


Aptargroup







2012 ANNUAL REPORT/FORM 10-K

financial highlights

YEARS ENDED DECEMBER 31	2012	2011	% CHANGE
Net Sales	$ 2,331.0	$ 2,337.2	-0.3%
Operating Income	258.9	287.1	-9.8%
Net Income Attributable to AptarGroup	162.4	183.6	-11.5%
Percent of Net Sales	7.0%	7.9%	
Net Income per Common Share (Diluted)	$ 2.38	$ 2.65	-10.2%
Cash Dividends Declared per Common Share	0.88	0.80	10.0%
AptarGroup Stockholders' Equity	1,379.9	1,289.8	7.0%

SALES (IN MILLIONS)



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DIVIDENDS PAID



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$0.88
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TOTAL SHAREHOLDER RETURN (DIVIDENDS REINVESTED)



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AptarGroup
S&P 500 Index
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$1,245
$480
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DEC 2012

letter to shareholders

DEAR SHAREHOLDERS:

April 2013 marks a significant milestone in the history of our company. We will celebrate our 20th anniversary as a publicly traded company. Although our history dates back some 70 years, we are very proud of our success and the value we have created over the past two decades. Here are a few highlights:

- Our reported sales have grown from approximately $400 million 20 years ago to $2.3 billion at the end of 2012; a compound annual growth rate of approximately 10%.

- Our geographic footprint outside of the U.S. and Europe has grown from representing just 3% of our business 20 years ago, to 18% of our business today.

- We have maintained a very consistent experienced management team throughout the last 20 years.

- Dividends paid to shareholders have increased each year since 1993.

- A dividend-reinvested investment of $100 in AptarGroup common stock in April of 1993 would have been worth approximately $1,200 at the end of 2012; a twelve-fold increase in value.

Through the last 20 years we've experienced significant geopolitical and economic ups and downs. However, our long-term approach to managing our business, the diversification across multiple end-markets, our broad product offering, and our focus on innovative dispensing technologies, has resulted in strong returns to our shareholders, customers, and employees. As we celebrate this important event, we are also encouraged by our outlook for the next 20 years.

2012 RECAP

The year 2012 was a busy, challenging, and rewarding year. Through the dedicated efforts of our talented employees, we have accomplished a tremendous amount in the past year. We began shipments from two new facilities in the second quarter. Our new facility in Lincolnton, North Carolina is initially supporting our entrance into new market applications in the U.S. food and beverage markets. Our new facility in Mumbai, India is serving key pharmaceutical customers in India. Also, in the third quarter we completed the largest acquisition in the history of Aptar that added to our product offering for the global pharmaceutical market. Toward the end of the year, we announced a restructuring initiative to optimize certain operations in Europe after conducting a lengthy study of the market needs, certain product technologies and logistics in that region.

The year began with encouraging sales growth by each of our business segments in the first quarter. However, sales in the latter part of the year slowed. This was primarily due to softness in the beauty market caused by uncertain economic times in Europe, and inventory adjustments by certain pharmaceutical customers in the U.S. However, core sales in the developing regions such as Latin America and Asia grew in excess of 20% for the year. Overall, we finished the year with core sales growth of 3% (before currency and acquisition effects). Including the effects of currencies and acquisitions, we finished the year with $2.3 billion in sales which was equal to the prior year's record sales level. We reported earnings per share of $2.38, however, earnings per share excluding the effects of acquisitions and our restructuring initiative reached $2.47 per share.

In 2012, we generated $140 million in free cash flow (cash flow from operations less capital expenditures) which was an increase of over 70% from the prior year and we finished the year in strong financial condition. Our market-focused strategy continues to uncover new opportunities, and I am pleased that in 2012 we entered several new market categories with our innovative dispensing systems.

STRATEGIC ACQUISITION

In July, we completed the largest acquisition in our history by purchasing the Stelmi Group (now Aptar Stelmi) for a value of approximately $200 million. Aptar Stelmi develops and manufactures elastomer primary packaging components for the injectable drug delivery industry. This strategic acquisition complements our existing drug delivery and dispensing system product offerings. It also allows Aptar to participate in the growing biotech injectable industry. We have been very pleased with the progress of the integration of this acquisition and the growth that the company has experienced since the transaction date. We are excited about the growth potential for Aptar Stelmi and we look forward to leveraging our existing commercial network and customer relationships to provide additional growth opportunities for this business. Aptar Stelmi contributed approximately $57 million to our sales in the second half of the year but finished the year with a net loss due to costs of the transaction and purchase accounting adjustments. In 2013, we expect Aptar Stelmi to be accretive to our earnings per share in the range of $0.12 to $0.16 per share.

OPTIMIZATION PLAN

In the fourth quarter, we announced a plan to optimize certain operations in Europe. In order to improve our long-term profitability, streamline our capital deployment process, and to capitalize on production efficiencies, we undertook an extensive review of our operations. We concluded that we would benefit from the transfer of certain production across 12 of our European operations. Two facilities will be closed when the transfers are completed. Total cost of the plan is expected to be approximately $19 million of which $5 million was recognized in 2012. Once the plan is completed, we expect annual savings to be approximately $12 million and we should begin seeing some savings in late 2013.

SEGMENT RESULTS

Our Beauty + Home segment's reported sales decreased 4% to $1.5 billion due to currency effects. Sales excluding currency effects increased 2%. Our Beauty + Home segment continued to perform well in Latin America and Asia with strong sales in these regions offsetting softer demand in the U.S. and Europe. Segment income decreased approximately 6% to $124 million compared to the prior year primarily due to currency exchange rate effects and lower sales volumes in Europe.

In 2012, we helped several customers with new product introductions including Unilever's launch of Vaseline® Spray & Go moisturizers that utilize one of our twist-to-lock actuators and bag-on-valve system. In addition, SC Johnson introduced Windex® Touch-Up cleaner that employs a custom spray-through-top dispenser. We believe our Beauty + Home segment is well positioned to benefit as economic conditions in Europe and the U.S. improve in 2013. We also will continue to invest in capacity in the emerging regions where we are benefiting from the growth in beauty and personal care products in Latin America and Asia.

Sales from our legacy Pharma business (excluding effects of the Aptar Stelmi acquisition) declined 4% to approximately $530 million due to currency effects. Legacy Pharma sales excluding currency effects increased 1% for the year. Our legacy Pharma business started the year strongly but saw sales decline in the second half of the year mainly due to inventory destocking by customers in the U.S. generic allergy market. Segment income excluding the effects of the Aptar Stelmi acquisition decreased 11% to $147 million reflecting currency effects and the softer sales volumes related to the U.S. generic allergy market.

Our patented dose indicator, which helps patients track the number of doses left in a medicine container, made its market debut in 2012 on two new medicines, one that treats asthma conditions and one that treats allergy conditions. We are excited about the potential for our ophthalmic squeeze dispenser which continues to gain market share in the artificial tears category. We have also been successful at leveraging our bag-on-valve technology across different application fields including nasal saline rinse.

Our Food + Beverage segment had another good year with reported sales rising 8% to nearly $290 million. Sales excluding currency effects rose 11%. The sales growth was primarily driven by a strong increase in demand for our innovative beverage closures. Segment income increased 9% to $30 million reflecting the increased beverage closure sales volumes and the leverage from the ramp-up in production at our new facility in Lincolnton, North Carolina.

We were particularly pleased with our entrance into two new application fields during the year. We partnered with PepsiCo to manufacture a custom closure designed for Tropicana's® successful new orange juice carafe-style package. This is a significant penetration of the orange juice category and we are optimistic that our proven abilities in this category will lead to new business with other beverage products. Toward the end of the year, we participated in a significant restage by Perrigo of their powdered infant formula package. This is our first entrance into the infant formula category and we see tremendous opportunities for growth in other powdered food categories. Also during the year, our dedication to the success of Kraft's initial launch of their line of Mio water enhancers led to growth with Kraft as they expanded the Mio line and rolled out several new products including new liquid concentrates in their Crystal Light® and Kool-Aid® brands.

ENHANCING SHAREHOLDER RETURNS

In 2012, we returned approximately $58 million to shareholders in the form an annual dividend payment of $0.88 per share. I am pleased to report that in January 2013, we raised the annual dividend 14% to $1.00 per share. We have also been active in our share repurchase program. We repurchased approximately 1.6 million shares in 2012 for approximately $80 million.

BOARD OF DIRECTORS

Two directors, Rod Goldstein (9 years of service) and Stefan Baustert (6 years of service), did not stand for election at our 2012 Annual Meeting of Stockholders. We thank Rod and Stefan for their dedication and guidance over the years and we wish them well in their future endeavors. Leslie Desjardins was elected to serve on our Board at the Annual Meeting. Leslie's experience includes senior executive positions in the global packaging and automotive industries. We welcome Leslie to the Board and look forward to her contributions and guidance.

FOCUS ON THE FUTURE

Aptar is well positioned to grow as the economies improve in the U.S. and Europe, and we expect our recent strong growth in the emerging regions to continue in 2013. Our market-focused strategy has yielded several new important opportunities in 2012 and we are eager to discover additional market opportunities that lie ahead. We will continue to invest in the developing regions and we are optimistic that Aptar will see these regions become a more significant part of our overall business in the future.

As we look to the new year and toward the next 20 years, we will remain focused on managing our business for success over the long-term. We will maintain our commitment to being the innovation leader in our industry and enhancing value for our shareholders, customers, and employees.



STEPHEN J. HAGGE
President and Chief Executive Officer
February 28, 2013

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______ TO ______

COMMISSION FILE NUMBER 1-11846


Aptargroup

AptarGroup, Inc.

DELAWARE 36-3853103

475 WEST TERRA COTTA AVENUE, SUITE E, CRYSTAL LAKE, ILLINOIS 60014

815-477-0424

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities Registered Pursuant to Section 12 (g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates as of June 30, 2012 was $3,275,207,521.

The number of shares outstanding of common stock, as of February 21, 2013, was 66,213,433 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held May 8, 2013 are incorporated by reference into Part III of this report.

AptarGroup, Inc.

FORM 10-K

For the Year Ended December 31, 2012

INDEX

PART I

ITEM 1. BUSINESS

BUSINESS OF APTARGROUP

We are a leading global solution provider of a broad range of innovative packaging delivery solutions primarily for the beauty, personal care, home care, pharmaceutical, food and beverage markets. Our creative packaging solutions enhance the convenience, safety and security of consumers around the globe and allow our customers to differentiate their products in the market.

Our business was started in the late 1940's, manufacturing and selling aerosol valves in the United States, and has grown primarily through the acquisition of relatively small companies and internal expansion. We were incorporated in Delaware in 1992. In this report, we may refer to AptarGroup, Inc. and its subsidiaries as "AptarGroup" or the "Company".

We have manufacturing facilities located throughout the world including North America, Europe, Asia and South America. We have over 5,000 customers with no single customer accounting for greater than 6% of our 2012 net sales.

Sales of our dispensing systems have traditionally grown at a faster rate than the overall packaging industry as consumers' preference for convenience has increased and product differentiation through packaging design has become more important to our customers. Consumer product marketers have converted many of their products to packages with dispensing systems that offer the benefit of enhanced shelf appeal, convenience, cleanliness or accuracy of dosage. We expect this trend to continue.

Pumps are finger-actuated dispensing systems that dispense a spray or lotion from non-pressurized containers. The style of pump used depends largely on the nature of the product being dispensed, from small, fine mist pumps used with perfume and pharmaceutical products to lotion pumps for more viscous formulas.

Closures are primarily dispensing closures but to a lesser degree can include non-dispensing closures. Dispensing closures are plastic caps, primarily for plastic containers such as bottles and tubes, which allow a product to be dispensed without removing the cap.

Aerosol valves dispense product from pressurized containers. The majority of the aerosol valves that we sell are continuous spray valves, with the balance being metered dose inhaler valves.

AVAILABLE INFORMATION

Our periodic and current reports are available, free of charge, through a link on the Investors page of our website (www.aptar.com), as soon as reasonably practicable after the material is electronically filed with, or furnished to, the SEC. Also posted on our website are the charters for our Audit, Compensation, Governance and Executive Committees, our Governance Principles, our Code of Business Conduct & Ethics and our Director Independence Standards. Within the time period required by the SEC and the New York Stock Exchange ("NYSE"), we will post on our website any amendment to or waiver to the Code of Business Conduct & Ethics applicable to any executive officer or director. The information provided on our website is not part of this report and is therefore not incorporated herein by reference.

DESCRIPTION OF APTARGROUP'S REPORTING SEGMENTS

FINANCIAL INFORMATION ABOUT SEGMENTS

The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. AptarGroup's organizational structure consists of three market-focused business segments which are Beauty + Home, Pharma and Food + Beverage. This is a strategic structure which allows us to be more closely aligned with our customers and the markets in which they operate. Operations that sell dispensing systems primarily to the beauty, personal care and home care markets form the Beauty + Home segment. Operations that sell dispensing systems or primary packaging components to the prescription drug and consumer health care markets form the Pharma segment. Operations that sell dispensing systems to the food and beverage markets form the Food + Beverage segment. Each of these three business segments is described more fully below. A summary of revenue, by segment, from external customers, profitability and total assets based upon this reporting structure for each of the last three years is shown in Note 15 to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein).

BEAUTY + HOME

The Beauty + Home segment is our largest segment in terms of net sales and total assets representing 63% and 53% of AptarGroup's Net Sales and Total Assets, respectively. The Beauty + Home segment primarily sells pumps, closures, aerosol valves and accessories to the personal care and home care markets and pumps and decorative components to the beauty market. We believe we are the leading supplier of beauty and personal care fine mist spray pumps worldwide and the second largest supplier of personal care lotion pumps worldwide. We believe we are also one of the largest continuous spray aerosol valve suppliers worldwide. We believe we are the largest supplier of dispensing closures in the United States, and the second largest supplier in Europe.

Beauty. Sales to the beauty market accounted for approximately 46% of the segment's total net sales in 2012. The beauty market requires a broad range of spray pumps and sampling dispensing systems to meet functional as well as aesthetic requirements. A considerable amount of research, time and coordination with our customers is required to qualify a pump for use with their products. Within the market, we expect the use of pumps to continue to increase, particularly in the cosmetics and sampling sectors of this market. In the cosmetic sector, packaging for certain products such as natural and organic cosmetics and anti-aging lotions continue to provide us with growth opportunities. Our cosmetic lotion pumps, airless dispensing systems and lotion sampling devices, and decorative capabilities will also provide growth opportunities. We have experienced significant growth in recent years in South America particularly in the sales of our products to the fragrance market and we believe there are significant opportunities for growth in the sale of our products for cosmetic applications in Asia.

Personal Care. Sales to the personal care market accounted for approximately 44% of the segment's total net sales in 2012. Personal care products include fine mist spray pumps, lotion pumps, closures and continuous spray aerosol valves. Typical personal care spray pump applications include hair care, body care and sun care products. Typical lotion pump applications include skin moisturizers, hand sanitizers and soap. Typical personal care closures applications include shampoos and conditioners. Typical personal care continuous aerosol valve applications include hair care products, deodorants, shaving creams and sun care products. Our research and development teams continue to design unique accessories that increase the value of our continuous aerosol valve offerings.

Home Care. Sales to the home care market accounted for approximately 8% of the segment's total net sales in 2012. Home care products primarily use continuous or metered dose spray aerosol valves, closures and to a lesser degree spray and lotion pumps. Applications for continuous spray valves include disinfectants, spray paints, insecticides and automotive products. Metered dose valves are used for air fresheners. Closure applications include liquid detergents and household cleansers. Spray and lotion pump applications primarily include household and industrial cleaners.

PHARMA

The Pharma segment is our second largest segment in terms of net sales and total assets, accounting for 25% and 29% of AptarGroup's Net Sales and Total Assets, respectively, and is our most profitable segment. We believe we are the leading supplier of pumps and metered dose inhaler valves ("MDI's") to the pharmaceutical market worldwide and we believe we are the number three supplier of elastomer primary packaging components worldwide. Characteristics of this market include (i) governmental regulation of our pharmaceutical customers, (ii) contaminant-controlled manufacturing environments, and (iii) a significant amount of time and research from initially working with pharmaceutical companies at the molecular development stage of a medication through the eventual distribution to the market. We have clean-room manufacturing facilities in Argentina, China, France, Germany, India, Switzerland and the United States. We believe that the conversion from traditional medication forms such as pills to value-added, convenient dispensing systems will continue to offer opportunities for our business.

Prescription. Sales to the prescription market accounted for approximately 72% of the segment's total net sales in 2012. Pumps sold to the prescription market deliver medications nasally, orally or topically. Currently the majority of our pumps sold are for nasal allergy treatments. Recently, our nasal dispensing pumps were also sold on pain management products primarily for post-operative pain management. Potential opportunities for conversion from pills to pump dispensing systems include treatment for vaccines, additional cold and flu treatments and hormone replacement therapies.

MDI's are used for dispensing precise amounts of medication. This aerosol technology allows medication to be broken up into very fine particles, which enables the drug to be delivered typically via the pulmonary system. Currently the majority of our MDI's sold are used for respiratory ailments.

We continue to develop new dispensing systems and accessories in this segment. Our innovative dose indicator for use with MDI's lets patients know how many doses are left in a container. This dose indicator recently launched in the market on two different products—a European asthma medication and a U.S. allergy treatment. We also developed new delivery device technologies featuring lock-out capabilities. We are also entering new categories such as sleep aids and hormone replacement therapies. While we expect that these new products will come to market in the future, it is difficult to estimate when, as the rigors of pharmaceutical regulations affect the timing of product introductions by our pharmaceutical customers which use our dispensing systems.

On July 3, 2012, the Company completed its acquisition of Rumpler—Technologies S.A., together with its direct and indirect subsidiaries ("Stelmi") for approximately $188 million. Stelmi is a producer of elastomer primary packaging components for injectable drug delivery and operates two manufacturing plants located in the Normandy region of France and also has a research and development facility located near Paris.

During 2011, we acquired a minority investment in Oval Medical Technologies Limited (Oval Medical) for approximately $3.2 million. Oval Medical has broad expertise in the design and development of injectable drug delivery devices. This acquisition represents a significant opportunity for the Pharma segment to enter a new category and broaden our product portfolio and customer reach.

Consumer Health Care. Sales to the consumer health care market accounted for approximately 28% of the segment's total net sales in 2012. Applications for this market are similar to the pharmaceutical market; however these applications are sold over the counter without a prescription. Typical consumer health care spray pump applications include nasal decongestants, nasal salines and cough and cold applications. Typical consumer health care valve applications include nasal saline using our bag-on valve technology. Other products sold to this market include dispensing closures primarily for ophthalmic liquid products and lotion and airless systems for dermal applications.

FOOD + BEVERAGE

The Food + Beverage segment is our smallest segment in terms of net sales and total assets representing 12% and 10% of AptarGroup's Net Sales and Total Assets, respectively, but is our fastest growing segment. We primarily sell dispensing closures and to a lesser degree, non-dispensing closures, spray pumps and aerosol valves to the food and beverage markets.

Sales of dispensing closures have grown as consumers worldwide have demonstrated a preference for a package utilizing the convenience of a dispensing closure. At the same time, consumer marketers are trying to differentiate their products by incorporating performance enhancing features such as no-drip dispensing, inverted packaging and directional flow to make packages simpler to use, cleaner and more appealing to consumers.

Food. Sales to the food market accounted for approximately 56% of the segment's total net sales in 2012. Food products primarily use dispensing closures and to a lesser degree, non-dispensing closures, spray pumps and aerosol valves. Applications for dispensing closures include sauces, condiment and powdered infant formula closures while non-dispensing closures include granular and powder additives. Applications for continuous spray valves include cooking sprays. Spray pump applications primarily include butter or salad dressing sprays.

Beverage. Sales to the beverage market accounted for approximately 41% of the segment's total net sales in 2012. Beverage products primarily utilize dispensing closure technologies. Sales of dispensing closures to the beverage market have increased significantly over the last several years as we continue to see an increase of interest from marketers using dispensing closures for their products. Examples of beverage products currently utilizing dispensing closures include bottled water, sport and energy drinks, juices and recently concentrated water flavorings.

We believe there are good growth opportunities in the food and beverage markets reflecting the continued and growing acceptance in this market of our dispensing technology, and additional conversion from traditional packages to packages using dispensing closure systems, in particular for the single and multi-serve non-carbonated beverage industry. We expanded our North American presence in 2011 by investing in a facility in Lincolnton, North Carolina which primarily serves our Food + Beverage customers. During 2010, we acquired assets related to a licensed technology that bonds aluminum to plastic (BAP™). This technology allows for a liner with a pull ring to be bonded directly to the container providing added convenience for the consumer in the removal of the liner and is being used in certain powdered infant formula and fruit preservative closures.

GENERAL BUSINESS INFORMATION

GROWTH STRATEGY

We seek to enhance our position as a leading global solution provider of innovative packaging delivery solutions by (i) expanding geographically, (ii) converting non-convenient, non-dispensing applications to convenient dispensing systems, (iii) replacing current dispensing applications with more value-added dispensing products and (iv) developing or acquiring new dispensing, safety or security technologies.

We are committed to expanding geographically to serve local and multinational customers in existing and emerging areas. Targeted areas include Asia, South America, and Eastern Europe. During 2011, we acquired a producer of dispensing closures and added a separate pharmaceutical manufacturing facility, both in India, to expand our geographic presence in the country. We continue to invest increasing amounts of our capital expenditures in these areas to be able to produce locally and increase our product offerings.

We believe significant opportunities exist to introduce our dispensing systems to replace non-dispensing applications. Examples of these opportunities include potential conversion in the food and beverage markets for single and multi-serve non-carbonated beverages, condiments, cooking oils and infant formula. In the beauty market, potential conversion includes creams and lotions currently packaged in jars or tubes using removable non-dispensing closures, converting to lotion pumps or dispensing closures. We have developed and patented a thin sprayable dispensing system that can be inserted into magazines to replace the traditional scent strips. We believe this innovative system offers growth opportunities, particularly for fragrance samples. We have also developed a similar miniature flat sample for viscous creams as well as a small pump for use on vials for cosmetic lotions.

In addition to introducing new dispensing applications, we believe there are significant growth opportunities in converting existing pharmaceutical delivery systems to our more convenient dispensing pump or MDI systems. Examples of opportunities in the pharmaceutical market include ways to dispense vaccines, cold and flu treatments, hormone replacement therapies, breakthrough pain medication, sleep aids and ophthalmic applications. Examples of opportunities in the beauty and home care markets include replacing closures on sun care applications with our bag-on valve technology and replacing finger actuators on fragrance applications with bulb atomizers.

We are committed to developing or acquiring new dispensing technologies that can lead to the development of completely new dispensing systems or can complement our existing product offerings. In 2012, we acquired Stelmi which produces elastomer primary packaging components for injectable drug delivery. We also manufacture decorative packaging components primarily for the high end of the beauty market. This technology includes advanced molding capabilities as well as decoration (vacuum metallization and varnishing) of plastic components. We have also acquired assets related to the BAP™ technology that provides opportunities for additional product applications requiring a liner. In 2011, we acquired a minority investment in Oval Medical for their broad expertise in the design and development of injectable drug delivery devices. This investment along with the acquisition of Stelmi, represents a significant opportunity for the Pharma segment to enter a new category and broaden our product portfolio and customer reach.

RESEARCH AND DEVELOPMENT

One of our competitive strengths is our commitment to innovation. Our commitment to innovation has resulted in an emphasis on research and development. Our research and development activities are directed toward developing affordable new innovative packaging delivery solutions and adapting existing products for new markets or customer requirements. Our research and development personnel are primarily located in the United States, France, Germany and Italy. In certain cases, our customers share in the research and development expenses of customer initiated projects. Occasionally, we acquire or license from third parties technologies or products that are in various stages of development. Expenditures for research and development activities, net of certain research and development credits, were $65.4 million, $67.0 million and $51.4 million in 2012, 2011 and 2010, respectively.

PATENTS AND TRADEMARKS

We customarily seek patent and trademark protection for our products and brands. We own and currently have numerous applications pending for patents and trademarks in many regions of the world. In addition, certain of our products are produced under patent licenses granted by third parties. We believe that we possess certain technical capabilities in making our products that make it difficult for a competitor to duplicate.

TECHNOLOGY

We have technical expertise regarding injection molding and high-speed assembly. We also have expertise regarding the formulation and finish of elastomer and silicone components. In addition, we offer a variety of sterilization options for elastomer components for the pharmaceutical industry. Pumps and aerosol valves require the assembly of several different plastic, metal and rubber components using high-speed equipment. When molding dispensing closures, or plastic components to be used in pump or aerosol valve products, we use advanced plastic injection molding technology, including large cavitation plastic injection molds. We are able to mold within tolerances as small as one one-thousandth of an inch and we assemble products in a high-speed, cost-effective manner. Our injection molding capabilities include recent advances such as spin-stack and cube molding which utilize high-efficiency rotating molds. We are also utilizing In-Molding Assembly Technology (IMAT) which allows us to assemble products within the molding process. We are experts in molding liquid silicone rubber that is used in certain dispensing closures and certain pumps as well as rubber gasket formulation and production primarily for the pharmaceutical markets. We also have technology to decorate plastic and metal components sold primarily to the beauty and personal care markets.

MANUFACTURING AND SOURCING

More than half of our worldwide production is located outside of the United States. In order to augment capacity and to maximize internal capacity utilization (particularly for plastic injection molding), we use subcontractors to supply certain plastic, metal and rubber components. Certain suppliers of these components have unique technical abilities that make us dependent on them, particularly for aerosol valve and pump production. The principal raw materials used in our production are plastic resins, rubber and certain metal products. We believe an adequate supply of such raw materials is available from existing and alternative sources. We attempt to offset cost increases through improving productivity and increasing selling prices over time, as allowed by market conditions or contractual commitments. Our pharmaceutical products often use resin and rubber components specifically approved by our customers. Significant delays in receiving components from these suppliers or discontinuance of an approved raw material would require us to seek alternative sources, which could result in higher costs as well as impact our ability to supply products in the short term.

SALES AND DISTRIBUTION

Sales of products are primarily through our own sales force. To a limited extent, we also use the services of independent representatives and distributors who sell our products as independent contractors to certain smaller customers and export markets.

BACKLOG

Our sales are primarily made pursuant to standard purchase orders for delivery of products. While most orders placed with us are ready for delivery within 120 days, we continue to experience a trend towards shorter lead times requested by our customers. Some customers place blanket orders, which extend beyond this delivery period. However, deliveries against purchase orders are subject to change, and only a small portion of the order backlog is noncancelable. The dollar amount associated with the noncancelable portion is not material. Therefore, we do not believe that backlog as of any particular date is an accurate indicator of future results.

CUSTOMERS

The demand for our products is influenced by the demand for our customers' products. Demand for our customers' products may be affected by general economic conditions and liquidity, government regulations, tariffs and other trade barriers. Our customers include many of the largest beauty, personal care, pharmaceutical, home care, food and beverage marketers in the world. We have over 5,000 customers with no single customer accounting for greater than 6% of 2012 net sales. A consolidation of our customer base has occurred and this trend is expected to continue. A concentration of customers presents opportunities for increasing sales due to the breadth of our product line, our international presence and our long-term relationships with certain customers. However, this situation also may result in pricing pressures or a loss of volume.

INTERNATIONAL BUSINESS

Typically, we produce our products close to where our customers fill their finished product. Sales in Europe for the years ended December 31, 2012, 2011 and 2010 were approximately 54%, 57% and 57%, respectively, of net sales. We manufacture the majority of units sold in Europe at facilities in the Czech Republic, England, France, Germany, Ireland, Italy, Russia, Spain and Switzerland. Other countries in which we operate include Argentina, Brazil, China, India, Indonesia, Japan, Mexico and Thailand which when aggregated represented approximately 18%, 16% and 14% of our consolidated sales for the years ended December 31, 2012, 2011 and 2010, respectively. Export sales from the United States were $152.9 million, $150.4 million and $143.4 million in 2012, 2011 and 2010, respectively. For additional financial information about geographic areas, please refer to Note 15 in the Notes to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein).

FOREIGN CURRENCY

Because of our international presence, movements in exchange rates may have a significant impact on the translation of the financial statements of our foreign entities. Our primary foreign exchange exposure is to the Euro, but we have foreign exchange exposure to the Brazilian Real, British Pound, Swiss Franc and South American and Asian currencies, among others. We manage our exposures to foreign exchange principally with forward exchange contracts to economically hedge recorded transactions and firm purchase and sales commitments denominated in foreign currencies. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on our financial statements. Conversely, a weakening U.S. dollar has an additive effect. In some cases, we sell products denominated in a currency different from the currency in which the related costs are incurred. Changes in exchange rates on such inter-country sales could materially impact our results of operations.

WORKING CAPITAL PRACTICES

Collection and payment periods tend to be longer for our operations located outside the United States due to local business practices. We have also seen an increasing trend in pressure from certain customers to lengthen their payment terms. As the majority of our products are made to order, we have not needed to keep significant amounts of finished goods inventory to meet customer requirements.

EMPLOYEE AND LABOR RELATIONS

AptarGroup has approximately 12,000 full-time employees. Of the full-time employees, approximately 6,700 are located in Europe, 3,100 are located in Asia and South America and the remaining 2,200 are located in North America. The majority of our European employees are covered by collective bargaining arrangements made at either the local or national level in their respective countries and approximately 200 of the North American employees are covered by a collective bargaining agreement. Termination of employees at certain of our international operations could be costly due to local regulations regarding severance benefits. There were no material work stoppages in 2012 and management considers our employee relations to be satisfactory.

COMPETITION

All of the markets in which we operate are highly competitive and we continue to experience price competition in all product lines and markets. Competitors include privately and publicly held entities. Our competitors range from regional to international companies. We expect the market for our products to remain competitive. We believe our competitive advantages are consistent high levels of innovation, quality and service, geographic diversity and breadth of products. Our manufacturing strength lies in the ability to mold complex plastic components and formulate and finish elastomer and silicone components in a cost-effective manner and to assemble products at high speeds. Our business is capital intensive and it is becoming more important to our customers to have global manufacturing capabilities. Both of these serve as barriers to entry for new competitors wanting to enter our business.

While we have experienced some competition from low cost Asian suppliers particularly in the low-end beauty and personal care market, this has not been significant. Indirectly, some fragrance marketers are sourcing their manufacturing requirements, including filling of their product in Asia and importing the finished product back into the United States or Europe. However, some customers who had bought dispensing packaging products from low cost Asian suppliers in the past have reverted to purchasing our dispensing products, citing the higher quality offered by our products and the logistical advantage of being closer to the customer.

ENVIRONMENT

Our manufacturing operations primarily involve plastic injection molding, automated assembly processes, elastomer and silicone formulation and finishing and, to a limited degree, metal anodization and vacuum metallization of plastic components. Historically, the environmental impact of these processes has been minimal, and we believe we meet current environmental standards in all material respects. To date, our manufacturing operations have not been significantly affected by environmental laws and regulations relating to the environment.

Recently there is increased interest and awareness from the public and our customers in sustainability or producing sustainable products and measuring carbon footprints. We are focused on becoming more energy efficient and improving our carbon footprint. We are also designing products that improve recyclability and use less material. Future regulations on environmental matters regarding recycling or sustainability policies could impact our business.

GOVERNMENT REGULATION

Certain of our products are indirectly affected by government regulation. Demand for aerosol and pump packaging is affected by government regulations regarding the release of volatile organic compounds ("VOCs") into the atmosphere. Certain states within the United States have regulations that require the reduction in the amount of VOCs that can be released into the atmosphere and the potential exists for this type of regulation to expand worldwide. These regulations required our customers to reformulate certain aerosol and pump products, which may have affected the demand for such products. We own patents and have developed systems to function with alternative propellant and product formulations.

Future government regulations could include medical cost containment policies. For example, reviews by various governments to determine the number of drugs, or prices thereof, that will be paid by their insurance systems could affect future sales to the pharmaceutical industry. Such regulation could adversely affect prices of and demand for our pharmaceutical products. We believe that the focus on the cost effectiveness of the use of medications as compared to surgery and hospitalization provides us with an opportunity to expand sales to the pharmaceutical market. In general, government regulation of our customers' products could impact our sales to them of our dispensing systems.

EXECUTIVE OFFICERS

Our executive officers as of February 28, 2013:

Name	Age	Position with the Company
Stephen Hagge	**61**	**President and Chief Executive Officer, AptarGroup, Inc.**

Mr. Hagge has been President and Chief Executive Officer since January 2012. Prior to this, Mr. Hagge was Chief Operating Officer from 2008 to 2011, Executive Vice President from 1993 through 2011, Secretary from 1993 to June 2011 and Chief Financial Officer of AptarGroup from 1993 to 2007.

Robert Kuhn	**50**	**Executive Vice President, Chief Financial Officer and Secretary, AptarGroup, Inc.**

Mr. Kuhn has been Executive Vice President and Chief Financial Officer since September 2008. Mr. Kuhn has been Secretary since June 2011. Prior to this, Mr. Kuhn was Vice President Financial Reporting from 2000 to 2008.

Patrick Doherty	**57**	**President, Aptar Beauty + Home**

Mr. Doherty has been President of Aptar Beauty + Home since October 2010. Prior to this, Mr. Doherty was Co-President of Aptar Beauty + Home since January 2010 and served as President of SeaquistPerfect Dispensing Group from 2000 to 2009.

Olivier Fourment	**55**	**President, Aptar Pharma**

Mr. Fourment has been President of Aptar Pharma since January 2008. Prior to this, Mr. Fourment was Co-President of Valois Group from 2000 to 2007.

Eldon Schaffer	**47**	**President, Aptar Food + Beverage**

Mr. Schaffer has been President of Aptar Food + Beverage since January 2012. Prior to this, Mr. Schaffer was President of Aptar Beauty + Home North America from 2010 to 2011 and was Seaquist Closures' General Manager of North America from 2004 to 2009.

Ursula Saint-Léger	**49**	**Vice President of Human Resources**

Ms. Saint-Léger has been Vice President of Human Resources since October 2010. Prior to joining AptarGroup in 2010, Ms. Saint-Léger was Sr. Group Vice President Human Resources at TAQA (industrialization and energy services) from 2009 to 2010 and was Senior Vice President Human Resources at Umicore (materials technology) from 2004 to 2009.

There were no arrangements or understandings between any of the executive officers and any other person(s) pursuant to which such officers were elected.

ITEM 1A. RISK FACTORS

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to materially differ from the results contemplated by the forward-looking statements contained in this report and in other documents we file with the Securities and Exchange Commission. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. You should carefully consider the following factors in addition to other information contained in this report on Form 10-K before purchasing any shares of our common stock.

FACTORS AFFECTING OPERATIONS OR OPERATING RESULTS

If there is a deterioration in economic conditions in one of our significant regions such as Europe or the U.S., our business and operating results could be materially adversely impacted. Due to our strong balance sheet, diverse product offerings, various end-markets served, and our broad geographic presence, we are well positioned to withstand slowness in any one particular region or market. However, economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. A tightening of credit in financial markets or other factors may lead consumers and businesses to postpone spending, which may cause our customers to cancel, decrease or delay their existing and future orders with us. In addition, financial difficulties experienced by our suppliers, customers or distributors could result in product delays, increased accounts receivable defaults and inventory or supply challenges. An interruption in supply may also impact our ability to meet customer demands. Consumer demand for our customers' products and shifting consumer preferences are unpredictable and could have a negative impact on our customers and our customers' demand for our products. A disruption in the credit markets could also restrict our access to capital.

If our expansion initiatives are unsuccessful, our operating results and reputation may suffer. We are expanding our operations in a number of new and existing markets and jurisdictions, including facilities expansions in the U.S., India, Russia and Latin America. Expansion of our operations will continue to require a significant amount of time and attention from our senior management and capital investment. Our expansion activities present considerable challenges and risks, including the general economic and political conditions existing in new markets and jurisdictions that we enter, attracting, training and retaining qualified and talented employees, infrastructure and labor disruptions, fluctuations in currency exchange rates, the imposition of restrictions by governmental authorities, compliance with current, new and changing governmental laws and regulations and the cost of such compliance activities. We may have limited or no prior experience in certain of these new markets and there is no assurance any of our expansion efforts will be successful. If any of our expansion efforts are unsuccessful, our operating results and reputation may suffer.

Higher raw material costs and other inputs and an inability to increase our selling prices may materially adversely affect our operating results and financial condition. The cost of raw materials and other inputs (particularly resin, rubber, metal, anodization costs and transportation and energy costs) are volatile and susceptible to rapid and substantial changes due to factors beyond our control, such as changing economic conditions, currency fluctuations, weather conditions, political unrest and instability in energy-producing nations, and supply and demand pressures. Raw material costs are expected to increase in the coming years and we have generally been able to increase selling prices to cover increased costs. In the future, market conditions may prevent us from passing these increased costs on to our customers through timely price increases. In addition, we may not be able to improve productivity or realize savings from our cost reduction programs sufficiently enough to offset the impact of increased raw material costs. As a result, higher raw material costs could result in declining margins and operating results.

The timing and completion of our European Operations Optimization ("EOO") plan may negatively impact our results. On November 1, 2012, the Company announced a plan to optimize certain capacity in Europe. Due to increased production efficiencies and to better position the Company for future growth in Europe, AptarGroup will transfer and consolidate production capacity involving twelve facilities. Two facilities, one in Italy and one in Switzerland, are expected to close and will impact approximately 170 employees. If we fail to execute the established plan as intended, we risk creating longer lead times to our customers and our results could be negatively impacted.

In difficult market conditions, our high fixed costs combined with potentially lower revenues may negatively impact our results. Our business is characterized by high fixed costs and, notwithstanding our utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In difficult environments, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our plants do not operate at full capacity and the costs associated with this excess capacity are charged directly to cost of sales. Difficult market conditions in the future may adversely affect our utilization rates and consequently our future gross margins, and this, in turn, could have a material negative impact on our business, financial condition and results of operations.

We face strong global competition and our market share could decline. All of the markets in which we operate are highly competitive and we continue to experience price competition in all product lines and segments. Competitors include privately and publicly held entities. Our competitors range from regional to international companies. While we have experienced some competition from low cost Asian suppliers in some of our markets, particularly in the low-end beauty and personal care market, this has not been significant. Indirectly, some fragrance marketers are sourcing their manufacturing requirements including filling of their product in Asia and importing the finished product back into the United States or Europe. If we are unable to compete successfully, our market share may decline, which could materially adversely affect our results of operations and financial condition.

We have foreign currency translation and transaction risks that may materially adversely affect our operating results. A significant number of our operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial statements of our foreign entities. Our primary foreign exchange exposure is to the Euro, but we have foreign exchange exposure to Swiss, South American and Asian currencies, among others. We manage our exposures to foreign exchange principally with forward exchange contracts to economically hedge certain transactions and firm purchase and sales commitments denominated in foreign currencies. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on our financial statements. Conversely, a weakening U.S. dollar has an additive translation effect. In some cases, we sell products denominated in a currency different from the currency in which the related costs are incurred. The volatility of currency exchange rates may materially affect our operating results.

If our unionized employees were to engage in a strike or other work stoppage, our business and operating results and financial condition could be materially adversely affected. The majority of our European employees are covered by collective bargaining arrangements made either at the local or national level in their respective countries and approximately 200 of our North American employees are covered by a collective bargaining agreement. Although we believe that our relations with our employees are satisfactory, no assurance can be given that this will continue. If disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

If we were to incur a significant product liability claim above our current insurance coverage, our operating results and financial condition could be materially adversely affected. Approximately 25% of our net sales are made to customers in the pharmaceutical industry. If our devices fail to operate as intended, medication prescribed for patients may be under administered, or may be over administered. The failure of our devices to operate as intended may result in a product liability claim against us. We believe we maintain adequate levels of product liability insurance coverage. A product liability claim or claims in our Pharma segment or our other segments in excess of our insurance coverage may materially adversely affect our business, financial position and results of operations.

The success or failure of our customers' products, particularly in the pharmaceutical market, may materially affect our operating results and financial condition. In the pharmaceutical market, the proprietary nature of our customers' products and the success or failure of their products in the market using our dispensing systems may have a material impact on our operating results and financial condition. We may potentially work for years on modifying our dispensing device to work in conjunction with a customer's drug formulation. If the customer's pharmaceutical product is not approved by regulatory bodies or it is not successful on the market, the associated costs may not be recovered.

Single sourced materials and manufacturing sites could risk our ability to deliver product. The Company sources certain materials, especially some resins and rubber components for our pharmaceutical segment, from a single source. Any disruption in the supply of these materials could adversely impact our ability to deliver product to our customers. Similarly, we have certain components and / or products that are manufactured at a single location or from a single machine or mold. Any disruption to the manufacturing process could also impact our ability to deliver product to our customers.

We have approximately $352 million in recorded goodwill and changes in future business conditions could cause this asset to become impaired, requiring write-downs that would reduce our operating income. We evaluate the recoverability of goodwill amounts annually, or more frequently when evidence of potential impairment exists. The impairment test is based on several factors requiring judgment. A decrease in expected reporting unit cash flows or changes in market conditions may indicate potential impairment of recorded goodwill and, as a result, our operating results could be materially adversely affected. See "Critical Accounting Estimates" in Part II, Item 7 (which is incorporated by reference herein).

Government regulation on environmental matters regarding recycling or sustainability policies could impact our business. Future government regulations mandating the use of certain materials could impact our manufacturing processes or the technologies we use forcing us to reinvest in alternative materials or assets used in the production of our products.

FACTORS AFFECTING APTARGROUP STOCK

Ownership by Certain Significant Shareholders. Currently, Aptar has five shareholders who each own between 5% and 10% of our outstanding common stock. If one of these significant shareholders decides to sell significant volumes of our stock, this could put downward pressure on the price of the stock.

Certain Anti-takeover Factors. Our preferred stock purchase rights plan and certain provisions of our Certificate of Incorporation and Bylaws may inhibit changes in control of AptarGroup not approved by the Board of Directors. These provisions include (i) special voting requirements for business combinations, (ii) a classified board of directors, (iii) a prohibition on stockholder action through written consents, (iv) a requirement that special meetings of stockholders be called only by the board of directors, (v) advance notice requirements for stockholder proposals and nominations, (vi) limitations on the ability of stockholders to amend, alter or repeal our bylaws and (vii) provisions that require the vote of 70% of the whole Board of Directors in order to take certain actions. The Board of Directors of Aptar intends to let the preferred stock purchase rights plan expire on April 7, 2013.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the SEC.

ITEM 2. PROPERTIES

We lease or own our principal offices and manufacturing facilities. None of the owned principal properties is subject to a lien or other encumbrance material to our operations. We believe that existing operating leases will be renegotiated as they expire, will be acquired through purchase options or that suitable alternative properties will be leased on acceptable terms. We consider the condition and extent of utilization of our manufacturing facilities and other properties to be generally good, and the capacity of our plants to be adequate for the needs of our business. The locations of our principal manufacturing facilities, by country, are set forth below:

ARGENTINA
Florencio Varela (1 & 2)
Tortuguitas (1 & 3)

BRAZIL
Sao Paulo (1 & 3)
Maringá Paraná (1 & 3)

CHINA
Suzhou (1, 2 & 3)

CZECH REPUBLIC
Ckyne (1 & 3)

FRANCE
Annecy (1)
Brecey (2)
Charleval (1)
Granville (2)
Le Neubourg (1)
Le Vaudreuil (2)
Oyonnax (1)
Poincy (1 & 3)
Verneuil Sur Avre (1)

GERMANY
Böhringen (1)
Dortmund (1)
Eigeltingen (2)
Freyung (1 & 3)
Menden (1)

INDIA
Himachal Pradesh (1 & 2)
Hyderabad (1 & 3)
Mumbai (2)

INDONESIA
Cikarang, Bekasi (1)

IRELAND
Ballinasloe, County Galway (1)

ITALY
Manoppello (1)
San Giovanni Teatino (Chieti) (1)

MEXICO
Queretaro (1 & 3)

RUSSIA
Vladimir (1 & 3)

SPAIN
Madrid (1)
Torello (1 & 3)

SWITZERLAND
Messovico (2)
Neuchâtel (1 & 2)

THAILAND
Chonburi (1)

UNITED KINGDOM
Leeds, England (1 & 3)

UNITED STATES
Cary, Illinois (1, 2 & 3)
Congers, New York (2)
Libertyville, Illinois (1, 2 & 3)
Lincolnton, North Carolina (3)
McHenry, Illinois (1 & 2)
Midland, Michigan (3)
Mukwonago, Wisconsin (1, 2 & 3)
Stratford, Connecticut (1 & 3)
Torrington, Connecticut (1 & 3)
Watertown, Connecticut (1 & 3)

(1) Locations of facilities manufacturing for the Beauty + Home segment.
(2) Locations of facilities manufacturing for the Pharma segment.
(3) Locations of facilities manufacturing for the Food + Beverage segment.

We also have sales personnel in Canada and Japan. Our corporate office is located in Crystal Lake, Illinois.

ITEM 3. LEGAL PROCEEDINGS

Claims in the product liability and patent infringement areas, even if without merit, could result in the significant expenditure of our financial and managerial resources. It is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of such a claim.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, ISSUER PURCHASES OF EQUITY SECURITIES AND SHARE PERFORMANCE

MARKET FOR REGISTRANT'S COMMON EQUITY

Information regarding market prices of our Common Stock and dividends declared may be found in Note 17 to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein). Our Common Stock is traded on the New York Stock Exchange under the symbol ATR. As of February 15, 2013, there were approximately 300 registered holders of record.

RECENT SALES OF UNREGISTERED SECURITIES

The employees of AptarGroup S.A.S. and Aptar France S.A.S., our subsidiaries, are eligible to participate in the FCP Aptar Savings Plan (the "Plan"). All eligible participants are located outside of the United States. An independent agent purchases shares of Common Stock available under the Plan for cash on the open market and we do not issue shares. We do not receive any proceeds from the purchase of Common Stock under the Plan. The agent under the Plan is Banque Nationale de Paris Paribas Fund Services. No underwriters are used under the Plan. All shares are sold in reliance upon the exemption from registration under the Securities Act of 1933 provided by Regulation S promulgated under that Act. During the quarter ended December 31, 2012, the Plan purchased 7,152 shares of our common stock on behalf of the participants at an average price of $48.27 per share, for an aggregate amount of $345 thousand, and sold 2,318 shares of our Common Stock on behalf of the participants at an average price of $49.10 per share, for an aggregate amount of $114 thousand. At December 31, 2012, the Plan owned 34,888 shares of our Common Stock.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table summarizes the Company's purchases of its securities for the quarter ended December 31, 2012:

Period	Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
10/1 - 10/31/12	—	$ —	—	2,790,691
11/1 - 11/30/12	519,452	47.64	519,452	2,271,239
12/1 - 12/31/12	297,548	47.55	297,548	1,973,691
Total	817,000	$ 47.61	817,000	1,973,691

The Company announced the existing repurchase program on July 19, 2011. There is no expiration date for this repurchase program.

SHARE PERFORMANCE

The following graph shows a five year comparison of the cumulative total stockholder return on AptarGroup's common stock as compared to the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index and to an index of peer group companies we selected. The companies included in the peer group are: AEP Industries Inc., Bemis Company, Inc., Boise Inc., Buckeye Technologies Inc., Crown Holdings, Inc., Graphic Packaging Holding Company, Greif Inc., MeadWestvaco Corporation, Owen's-Illinois, Inc., Packaging Corporation of America, Rock-Tenn Company, Sealed Air Corporation, Silgan Holdings, Inc., Sonoco Products Company, and West Pharmaceutical Services Inc.

Comparison of 5 Year Cumulative Stockholder Returns


160
140
120
100
80
60
40
20
0

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Aptargroup	100	87	90	122	136	127
S&P 500	100	63	80	92	94	109
Peer Group	100	62	95	107	101	118

The graph and other information furnished in the section titled "Share Performance" under this Part II, Item 5 of this Form 10-K shall not be deemed to be "soliciting" material or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

In millions of dollars, except per share data

Years Ended December 31,	**2012**	**2011**	**2010**	**2009**	**2008**
Statement of Income Data:					
Net Sales	**$2,331.0**	$2,337.2	$2,076.7	$1,841.6	$2,071.7
Cost of sales (exclusive of depreciation and amortization shown below)	**1,590.4**	1,568.3	1,378.8	1,225.7	1,411.3
% of Net Sales	**68.2%**	67.1%	66.4%	66.6%	68.1%
Selling, research & development and administrative	**341.6**	347.6	296.9	276.9	295.1
% of Net Sales	**14.7%**	14.9%	14.3%	15.0%	14.2%
Depreciation and amortization (1)	**137.0**	134.2	133.0	133.0	131.1
% of Net Sales	**5.9%**	5.7%	6.4%	7.2%	6.3%
Restructuring initiatives	**3.1**	(0.1)	0.1	7.6	—
% of Net Sales	**0.1%**	—	—	0.4%	—
Operating Income	**258.9**	287.1	268.0	198.4	234.2
% of Net Sales	**11.1%**	12.3%	12.9%	10.8%	11.3%
Net Income	**162.4**	183.6	173.6	124.6	153.5
% of Net Sales	**7.0%**	7.9%	8.4%	6.8%	7.4%
Net Income Attributable to AptarGroup, Inc.	**162.6**	183.7	173.5	124.6	153.5
% of Net Sales	**7.0%**	7.9%	8.4%	6.8%	7.4%
Net Income Attributable to AptarGroup, Inc. per Common Share:					
Basic	**2.45**	2.76	2.58	1.84	2.26
Diluted	**2.38**	2.65	2.48	1.79	2.18
Balance Sheet and Other Data:					
Capital Expenditures	**$ 174.1**	$ 179.7	$ 118.8	$ 144.9	$ 203.6
Total Assets	**2,324.4**	2,159.3	2,032.7	1,956.2	1,831.8
Long-Term Obligations	**352.9**	254.9	258.8	209.6	226.9
Net Debt (2)	**197.8**	61.0	(22.1)	5.0	99.4
AptarGroup, Inc. Stockholders' Equity	**1,379.9**	1,289.8	1,278.9	1,252.8	1,131.0
Capital Expenditures % of Net Sales	**7.5%**	7.7%	5.7%	7.9%	9.8%
Interest Bearing Debt to Total Capitalization (3)	**23.7%**	25.4%	21.7%	21.2%	20.4%
Net Debt to Net Capitalization (4)	**12.5%**	4.5%	(1.8%)	0.4%	8.1%
Cash Dividends Declared per Common Share	**.88**	.80	.66	.60	.56

(1) Depreciation and amortization includes $1.6 million of accelerated depreciation related to the EOO plan.
(2) Net Debt is interest bearing debt less cash and cash equivalents.
(3) Total Capitalization is AptarGroup, Inc. Stockholders' Equity plus Interest Bearing Debt.
(4) Net Capitalization is AptarGroup, Inc. Stockholders' Equity plus Net Debt.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(In thousands, except per share amounts or otherwise indicated)

The objective of the following Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition ("MD&A") is to help the reader understand the financial performance of AptarGroup, Inc. MD&A is presented in eight sections: Overview, Results of Operations, Liquidity and Capital Resources, Off-Balance Sheet Arrangements, Overview of Contractual Obligations, Recently Issued Accounting Pronouncements, Critical Accounting Estimates, Operations Outlook and Forward-Looking Statements. MD&A should be read in conjunction with our consolidated financial statements and accompanying Notes to Consolidated Financial Statements contained elsewhere in this Report on Form 10-K.

In MD&A, "we," "our," "us," "AptarGroup," "AptarGroup, Inc." and "the Company" refer to AptarGroup, Inc. and its subsidiaries.

OVERVIEW

GENERAL

We are a leading global provider of a broad range of innovative packaging delivery systems primarily for the beauty, personal care, home care, pharmaceutical, food and beverage markets. Our creative packaging solutions enhance the convenience, safety and security of consumers around the globe and allow our customers to differentiate their products in the market.

We consider sales excluding acquisitions and changes in foreign currency rates as core sales. Our diverse product offering, broad global reach and deep penetration in multiple markets drove core growth in 2012. In spite of difficult conditions in certain markets, we were able to grow core sales by 3% over last year's very strong performance. It was particularly challenging most of the year for our largest segment Beauty + Home primarily due to the economic situation in Europe causing customers to reduce orders. We also experienced a slowdown in our most profitable segment, Pharma, in the second half of 2012. Our Food + Beverage segment had a good year driven by the strength of our beverage closure business which more than offset a flat performance in the food market. On a geographic basis excluding currency effects and the Aptar Stelmi acquisition, Europe was softer than the prior year, primarily due to softness in the beauty and personal care markets. While our business in the U.S. was up slightly from the prior year, we continued to grow at a strong rate in Latin America and Asia.

2012 HIGHLIGHTS

- Core sales excluding acquisitions and changes in foreign currency rates increased 3%.
- In spite of difficult market conditions in certain markets, each segment reported core sales growth over the prior year.
- We reported strong sales growth in Latin America and Asia.
- We acquired Rumpler—Technologies S.A., together with its direct and indirect subsidiaries ("Stelmi"). Stelmi is a producer of elastomer primary packaging components for injectable drug delivery and operates two manufacturing plants located in the Normandy region of France and also has a research and development facility located near Paris.
- We opened two new production facilities, one in Lincolnton, North Carolina to initially serve our Food + Beverage segment's customers in the U.S., and one in Mumbai, India to initially serve our Pharma segment's customers in India.
- Due to increased production efficiencies and to better position the Company for future growth in Europe, the Company initiated a plan to optimize certain operations in Europe (EOO).
- We spent approximately $79.8 million to repurchase 1.6 million shares of our common stock.
- We made dividend payments to our shareholders totaling approximately $58.4 million.

RESULTS OF OPERATIONS

The following table sets forth the consolidated statements of income and the related percentages of net sales for the periods indicated:

Years Ended December 31,	2012		2011		2010	
	Amount in $ Thousands	% of Net Sales	Amount in $ Thousands	% of Net Sales	Amount in $ Thousands	% of Net Sales
Net sales	$ 2,331,036	100.0%	$ 2,337,183	100.0%	$ 2,076,719	100.0%
Cost of sales (exclusive of depreciation shown below)	1,590,365	68.2	1,568,286	67.1	1,378,792	66.4
Selling, research & development and administrative	341,634	14.7	347,629	14.9	296,861	14.3
Depreciation and amortization	137,022	5.9	134,243	5.7	132,959	6.4
Restructuring initiatives	3,102	0.1	(71)	—	93	—
Operating income	258,913	11.1	287,096	12.3	268,014	12.9
Other expense	(17,540)	(0.8)	(12,154)	(0.5)	(13,629)	(0.7)
Income before income taxes	241,373	10.3	274,942	11.8	254,385	12.2
Net Income	162,420	7.0	183,630	7.9	173,589	8.4
Effective tax rate	32.7%		33.2%		31.8%	

NET SALES

Reported net sales of $2.3 billion were basically unchanged compared to $2.3 billion recorded in 2011. Stelmi sales contributed $56.8 million and represented a positive impact of 2% on our reported sales growth. The average U.S. dollar exchange rate strengthened relative to the Euro and other foreign currencies, such as the Brazilian Real and Swiss Franc, in 2012 compared to 2011, and as a result, changes in exchange rates had a negative impact of 5% on our reported sales growth. The 3% core sales growth was due to increased demand for our innovative dispensing systems across each of our business segments.

In 2011, reported net sales increased approximately 13% to $2.3 billion compared to $2.1 billion recorded in 2010. The U.S. dollar weakened against several currencies including the Euro (our primary foreign currency exposure) in 2011 compared to 2010, and as a result, changes in exchange rates positively impacted sales by approximately 4%. Core sales growth was 9% due to strong demand for our innovative dispensing systems across each of our business segments.

For further discussion on net sales by reporting segment, please refer to the segment analysis of net sales and operating income on the following pages.

The following table sets forth, for the periods indicated, net sales by geographic location:

Years Ended December 31,	2012	% of Total	2011	% of Total	2010	% of Total
Domestic	$ 650,637	28%	$ 636,060	27%	$ 594,467	29%
Europe	1,269,289	54%	1,340,036	57%	1,191,039	57%
Other Foreign	411,110	18%	361,087	16%	291,213	14%

COST OF SALES (EXCLUSIVE OF DEPRECIATION SHOWN BELOW)

Our cost of sales as a percentage of net sales increased in 2012 to 68.2% compared to 67.1% in 2011. Excluding Stelmi, 2012 cost of sales represented 68.1% of net sales:

The following factors negatively impacted our cost of sales percentage in 2012:

Increased Raw Material Costs. Raw material costs, primarily the cost of plastic resin, increased in 2012 compared to 2011. While the majority of resin cost increases are passed along to our customers in our selling prices, we typically experience a lag in the timing of passing on these cost increases. Other material costs also increased such as the cost of aluminum, steel and rubber.

Mix of Products Sold. Excluding acquisitions and foreign currency, our Pharma segment sales represented a slightly lower percentage of our overall sales. This negatively impacts our cost of sales percentage as margins on our pharmaceutical products typically are higher than the overall company average.

Lincolnton Start-up Costs. Start-up activities associated with our new facility in Lincolnton, North Carolina have led to under-absorption of costs. For the year, we have recognized $3.5 million of under-absorption in our results.

The following factor positively impacted our cost of sales percentage in 2012:

Strengthening of the U.S. Dollar. We are a net importer from Europe into the U.S. of products produced in Europe with costs denominated in Euros. As a result, when the U.S. dollar or other currencies strengthen against the Euro, products produced in Europe (with costs denominated in Euros) and sold in currencies that are stronger compared to the Euro, have a positive impact on cost of sales as a percentage of net sales.

In 2011, our cost of sales as a percentage of net sales increased to 67.1% compared to 66.4% in 2010.

The following factor positively impacted our cost of sales percentage in 2011:

Mix of Products Sold. Compared to the prior year, our Pharma segment sales represented a higher percentage of our overall sales. This positively impacts our cost of sales percentage as margins on our pharmaceutical products typically are higher than the overall company average.

The following factors negatively impacted our cost of sales percentage in 2011:

Increased Raw Material Costs. Raw material costs, primarily the cost of plastic resin, increased in 2011 compared to 2010. While the majority of resin cost increases are passed along to our customers in our selling prices, we typically experience a lag in the timing of passing on these cost increases. Other material costs also increased such as the cost of aluminum, steel and rubber.

Increased Sales of Custom Tooling. Sales of custom tooling increased $12.9 million in 2011 compared to 2010. Traditionally, sales of custom tooling generate lower margins than our regular product sales and thus, an increase in sales of custom tooling negatively impacted cost of sales as a percentage of sales.

Weakening of the U.S. Dollar. We are a net importer from Europe into the U.S. of products produced in Europe with costs denominated in Euros. As a result, when the U.S. dollar or other currencies weaken against the Euro, products produced in Europe (with costs denominated in Euros) and sold in currencies that are weaker compared to the Euro, have a negative impact on cost of sales as a percentage of net sales.

Last In First Out ("LIFO") Inventory Valuation. Some of our U.S. operations use LIFO as their inventory valuation method. As some material costs, mainly resins, increased during the year, the increase to the LIFO reserve in 2011 was approximately $1.7 million, thus negatively impacting our cost of sales percentage in 2011.

SELLING, RESEARCH & DEVELOPMENT AND ADMINISTRATIVE

Our Selling, Research & Development and Administrative expenses ("SG&A") decreased approximately 2% or $6.0 million in 2012. Excluding changes in foreign currency rates, SG&A increased by approximately $11.8 million for the year. Increases due to Stelmi operational costs of $7.7 million and transaction costs of $5.9 million were offset by lower professional fees as higher legal costs were incurred in 2011. For 2012, SG&A as a percentage of net sales decreased to 14.7% compared to 14.9% of net sales in the same period of the prior year.

In 2011, our SG&A increased approximately 17% or $50.8 million in 2011. Excluding changes in foreign currency rates, the increase was approximately $39.6 million for the year. The increase was primarily due to higher compensation expenses (including salary and wage inflation and additional personnel associated with our realigned market-focused organization) and higher professional fees. SG&A as a percentage of net sales increased to 14.9% compared to 14.3% of net sales in 2010 primarily due to the items noted above.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased approximately 2% or $2.8 million in 2012. Excluding changes in foreign currency rates, depreciation and amortization increased $10.0 million. Stelmi represented $5.6 million and accelerated depreciation related to our EOO plan represented $1.6 million of the increase in 2012. The remaining increase is related to the additional investments in our new facilities in Lincolnton, North Carolina and Mumbai, India, and general capital investment increases across all three business segments. Depreciation and amortization expense increased to 5.9% of net sales in 2012 compared to 5.7% in 2011 primarily due to the items mentioned above.

In 2011, depreciation and amortization expense increased approximately 1% or $1.3 million in 2011. Excluding changes in foreign currency rates, depreciation and amortization decreased $3.7 million primarily due to lapsing of certain software and patent related costs. Depreciation and amortization expense decreased to 5.7% of net sales in 2011 compared to 6.4% in 2010 primarily due to the strong increase in sales in 2011.

RESTRUCTURING INITIATIVES

On November 1, 2012, the Company announced a plan to optimize certain capacity in Europe (EOO). Due to increased production efficiencies and to better position the Company for future growth in Europe, AptarGroup will transfer and consolidate production capacity involving twelve facilities. Two facilities, one in Italy and one in Switzerland, are expected to close and will impact approximately 170 employees. During 2012, we recognized $3.3 million of restructuring expenses along with the accelerated depreciation of assets mentioned above. Using current exchange rates, we expect to recognize approximately $14 million in additional costs, most of which will be incurred in 2013. Annual savings are estimated to be approximately €9 million (approximately $12 million using current exchange rates) beginning in late 2013.

During 2009, the Company announced a plan to consolidate two French dispensing closure manufacturing facilities and several sales offices in North America and Europe and has subsequently expanded the program to include additional headcount reductions. During 2012, 2011 and 2010, we recognized ($0.2) million, ($0.1) million and $0.1 million, respectively, of restructuring expenses due to the settlement of several reserve balances. The total costs associated with this consolidation/severance programs were $7.4 million. The plan has been substantially completed, subject to the settlement of remaining immaterial reserve balances.

OPERATING INCOME

Operating income decreased approximately $28.2 million or 10% to $258.9 million in 2012. Excluding changes in foreign currency rates, operating income decreased by approximately $10.8 million in 2012 compared to the same period a year ago. Stelmi contributed a $4.6 million operating loss in 2012 and costs related to our EOO plan contributed $4.9 million. Excluding Stelmi, the EOO plan and the changes in foreign currency rates, operating income decreased by approximately $1.4 million in 2012 compared to the same period a year ago due to the higher cost of sales percentage and the incremental depreciation related to our capital investments. Operating income as a percentage of sales decreased to 11.1% in 2012 compared to 12.3% in 2011 also due to the higher percentage of cost of sales and depreciation cost compared to prior year as discussed above.

In 2011, operating income increased approximately $19.1 million or 7% to a record $287.1 million in 2011 on the strong increases in sales volumes at each segment. Operating income as a percentage of sales decreased to 12.3% in 2011 compared to 12.9% in 2010 mainly due to the higher percentage of cost of sales and SG&A cost compared to prior year as discussed above.

NET OTHER EXPENSES

Net other expenses in 2012 increased to $17.5 million compared to $12.2 million in 2011. This increase is mainly due to $2.7 million of lower interest income and $1.7 million higher interest expense related to converting part of our short-term borrowing to long-term in order to lock in the historically low interest rates.

In 2011, net other expenses decreased to $12.2 million compared to $13.6 million in 2010 due primarily to lower foreign currency losses of $2.1 million. A $2.9 million increase in interest expense was mostly offset by an increase in interest income of $2.5 million.

EFFECTIVE TAX RATE

The reported effective tax rate on net income for 2012 and 2011 was 32.7% and 33.2%, respectively. The lower tax rate for 2012 is primarily the mix of earnings and lower tax expense associated with earnings repatriated to the U.S. during 2012. These benefits were partially offset by tax increases resulting from law changes enacted in 2012 in France.

The reported effective tax rate on net income for 2011 and 2010 was 33.2% and 31.8%, respectively. The higher tax rate for 2011 is primarily due to a 5% income tax surcharge enacted in France.

NET INCOME ATTRIBUTABLE TO APTARGROUP, INC.

We reported net income of $162.6 million in 2012 compared to $183.7 million reported in 2011 and $173.5 million reported in 2010.

BEAUTY + HOME SEGMENT

Years Ended December 31,	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net Sales	$1,453,940	$1,516,305	$1,380,065	(4.1)%	9.9%
Segment Income (1)	123,527	130,818	132,218	(5.6)	(1.1)
Segment Income as a percentage of Net Sales	8.5%	8.6%	9.6%		

(1) Segment income is defined as earnings before net interest expense, certain corporate expenses, restructuring initiatives and income taxes. The Company evaluates performance of its business units and allocates resources based upon segment income. For a reconciliation of segment income to income before income taxes, see Note 15 to the Consolidated Financial Statements in Item 8.

Net sales decreased approximately 4% in 2012 to $1.45 billion compared to $1.52 billion in 2011. The strengthening U.S. dollar compared to the Euro negatively impacted sales by 6%. Excluding changes in exchange rates, sales increased 2% from the prior year. Sales of our products, excluding foreign currency changes, to the beauty market increased approximately 1% while sales to the personal care market increased approximately 3% in 2012 compared to 2011 mainly due to sales growth in Asia and Latin America. Sales of our home care products, excluding foreign currency changes, decreased approximately 5% due to lower tooling sales compared to the prior year.

In 2011, net sales increased approximately 10% to $1.5 billion compared to $1.4 billion in 2010. The weakening U.S. dollar compared to the Euro positively impacted sales by 4% while the impact from acquisitions was not significant. Excluding changes in exchange rates, sales increased 6% from the prior year, of which 1% came from increased tooling sales. Sales of our products, excluding foreign currency changes, to the beauty, personal care and home care markets increased approximately 6%, 4% and 10%, respectively, in 2011 compared to 2010. We experienced increased demand in the beauty and personal care markets in Europe, Latin America and Asia, which offset some softness in the U.S. While a smaller part of our business, demand from the home care markets increased in all regions.

Segment income for 2012 decreased approximately 6% to $123.5 million from $130.8 million reported in 2011. The decrease in segment income in 2012 compared to 2011 was primarily due to foreign currency changes and lower sales volumes in Europe. Sales growth in Asia and Latin America helped to offset some of this decrease.

In 2011, segment income decreased approximately 1% to $130.8 million from $132.2 million reported in 2010. Acquisitions did not materially impact segment income during the year. Profitability decreased primarily due to increased raw material costs, underutilized capacity, increased legal and consulting fees, and higher tooling sales which typically carry lower margins than normal product sales.

PHARMA SEGMENT

Years Ended December 31,	**2012**	2011	2010	**% Change 2012 vs. 2011**	**% Change 2011 vs. 2010**
Net Sales	**$ 588,693**	$ 553,930	$ 476,247	6.3%	16.3%
Segment Income	**141,912**	164,390	134,531	(13.7)	22.2
Segment Income as a percentage of Net Sales	**24.1%**	29.7%	28.2%		

Net sales to the Pharma segment increased 6% in 2012 to $588.7 million compared to $553.9 million in 2011. Stelmi sales were $56.8 million and represented 10% of the increase. The strengthening U.S. dollar compared to the Euro negatively impacted sales by 5%. Excluding acquisitions and changes in exchange rates, sales increased 1% in 2012 compared to the same period of the prior year. Sales excluding acquisitions and foreign currency changes to the prescription market increased 3% while sales to the consumer health care market decreased 2%. The growth in sales to the prescription market is primarily due to an increase in sales of our nasal pumps to the allergy/rhinitis market. The decrease in sales of our products to the consumer health care market is due primarily to slowing sales of our customers in Eastern Europe and Russia and also last year was an all-time record for sales of our products to the consumer health care market.

In 2011, net sales to the Pharma segment increased 16% to $553.9 million compared to $476.2 million in 2010. The weakening U.S. dollar compared to the Euro positively impacted sales by 6%. Excluding changes in exchange rates, sales increased 10% in 2011 compared to the same period of the prior year. Sales excluding foreign currency changes to the prescription market and consumer health care markets increased 5% and 23%, respectively. Sales to the prescription market increased primarily due to the strength of our nasal allergy pumps sold in the U.S. market to pharmaceutical companies offering generic allergy formulations. For consumer health care, we experienced increased demand in Eastern Europe for over the counter symptomatic relief treatments such as nasal decongestant.

Segment income decreased 14% to $141.9 million in 2012 compared to $164.4 million in 2011. This decrease is due to Stelmi fair value and other acquisition adjustments along with Stelmi transaction costs of $5.9 million and the negative impact of changes in exchange rates. These expenses are offset somewhat by the increased profits from higher prescription sales during 2012.

In 2011, segment income increased 22% to $164.4 million compared to $134.5 million in 2010. Segment income grew faster than sales primarily due to product mix which included increased nasal pump sales to the generic allergy market compared to the prior year.

FOOD + BEVERAGE SEGMENT

Years Ended December 31,	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Net Sales	**$ 288,403**	$ 266,948	$ 220,402	8.0%	21.1%
Segment Income	**30,415**	27,801	27,843	9.4	(0.2)
Segment Income as a percentage of Net Sales	**10.5%**	10.4%	12.6%		

Net sales to the Food + Beverage segment increased by approximately 8% in 2012 to $288.4 million compared to $266.9 million in 2011. The strengthening U.S. dollar compared to the Euro negatively impacted sales by approximately 3%. Sales, excluding changes in foreign currency rates, increased 11%. Sales excluding foreign currency changes to the food market were flat while the beverage markets increased approximately 32%. Demand for our beverage dispensing closures increased from 2011 due to growth of functional drinks in Asia as well as growth of water flavoring products and new juice projects in North America.

In 2011, net sales to the Food + Beverage segment increased by approximately 21% to $266.9 million compared to $220.4 million in 2010. The weakening U.S. dollar compared to the Euro positively impacted sales by approximately 3%. Therefore sales, excluding changes in foreign currency rates, increased 18%. Tooling sales represented 6% of this increase. Sales of our products excluding foreign currency changes to the food market increased 4% while sales of our products to the beverage markets increased approximately 66% (of which 23% relates to increased tooling sales). Demand for our food dispensing closures increased due to stronger demand in the U.S. and Europe. Demand for our dispensing closures to the beverage market increased due to sales of our dispensing closures used on bottled water in Asia and the water flavoring products in the U.S.

Segment income increased 9% to $30.4 million in 2012 compared to $27.8 million in 2011. Increased volumes and better product mix helped to offset increases in selling, research and development, and administrative costs of approximately $2.1 million and Lincolnton start-up costs of approximately $3.5 million.

In 2011, segment income was flat at $27.8 million compared to 2010. Segment income growth in 2011 was restrained by higher input costs, including raw materials, higher personnel costs related to this new segment, as well as start-up costs associated with our new Lincolnton facility.

CORPORATE & OTHER

In addition to our three operating business segments, AptarGroup assigns certain costs to "Corporate & Other," which is presented separately in Note 15. Corporate & Other primarily includes certain corporate compensation and information system costs which are not allocated directly to our operating segments.

Corporate & Other expense decreased to $33.8 million for 2012 compared to $36.6 million in the prior year. Corporate & Other includes a LIFO adjustment as the segments report on a FIFO basis for consistency. $1.4 million of the current year decrease is due to a decrease in our LIFO adjustment compared to the prior year.

Corporate & Other expense for 2011 increased to $36.6 million compared to $29.0 million reported in 2010. The increase is mainly due to higher professional fees and personnel costs related to the change in our organizational structure.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flows provided by our operations and our revolving credit facility. In 2012, our operations provided a strong level of cash flow that totaled $313.9 million compared to $261.0 million in 2011 and $278.7 million in 2010. The increase in cash flow from operations in 2012 relates to a decrease in working capital in 2012 compared to 2011 because of an increase in accounts receivable and a decrease in accounts payable. The decrease in cash flow from operations in 2011 relates to a stronger increase in working capital in 2011 compared to 2010 because of an increase in prepaid customer tooling projects and a decrease in accounts payable.

We used $359.5 million in cash for investing activities during 2012, compared to $195.8 million during 2011 and $121.0 million in 2010. This increase in cash used for investing activities in 2012 is primarily due to the Stelmi acquisition in July of 2012 which resulted in approximately $173 million more cash being spent for acquisitions in 2012 compared to 2011.

Comparing 2011 to 2010, the increase in cash used for investing activities is primarily due to increased capital expenditures of approximately $61 million as we invested more than $45 million in facilities expansion in the U.S., India, Russia and Latin America and due to the carryover of projects from 2010 into 2011. In addition, $15 million more cash was spent for acquisition of businesses in 2011 compared to 2010. In 2011, we purchased an injection molding operation in India, and a minority interest in a medical device company in the U.K. We estimate that we will spend approximately $165 million (assuming current exchange rates) on capital expenditures in 2013.

Our net cash used for financing activities in 2012 was $99.4 million compared to $28.5 million in 2011 and $79.6 million in 2010. In 2012, the increase in cash used for financing activities was primarily due to reduced borrowings compared to 2011. In 2011, the decrease in cash used for financing activities was primarily due to an increase in our borrowings under our revolving credit facility which was used in part to fund our increased dividend payments and the increase in the amount spent on share repurchases. In 2010, we refinanced some of our short term variable rate debt with a $100 million fixed rate private placement debt. $16 million of the private placement debt has a five year maturity and a fixed interest rate of 2.33% while the remaining $84 million matures in ten years and carries a 3.78% fixed interest rate. In 2012, we again refinanced short term variable rate debt with a $125 million fixed rate private placement debt. $75 million of the private placement debt has a ten year maturity and a fixed interest rate of 3.25% while the remaining $50 million matures in twelve years and carries a 3.40% fixed interest rate.

Cash and equivalents decreased $147.9 million to $229.8 million at the end of 2012 from $377.6 million at the end of 2011. The decrease is primarily related to the Stelmi acquisition. Total short and long-term interest bearing debt decreased to $427.5 million at the end of 2012 from $438.6 million at the end of 2011. The ratio of our Net Debt (interest bearing debt less cash and cash equivalents) to Net Capital (Stockholders' Equity plus Net Debt) increased to 12.5% compared to 4.5% as of December 31, 2011.

On January 31, 2012, we entered into a new revolving credit facility that provides for unsecured financing of up to $300 million. On January 31, 2013, we amended the new revolving credit facility to, among other things, add a swingline loan sub-facility and extend the maturity date for the revolving credit facility by one year, to January 31, 2018. This new facility replaces a previously existing $200 million unsecured financing facility that would have matured in 2012 and was cancelled without any early termination penalty on January 31, 2012. We initially drew $185 million in borrowings from the new credit facility, of which $165 was used to repay in full the outstanding obligations under the previous credit facility. At December 31, 2011, approximately $165 million had been borrowed under the previous credit facility. Each borrowing under the new credit facility will bear interest at rates based on LIBOR, prime and other similar rates, in each case plus an applicable margin. A facility fee on the total amount of the facility is also payable quarterly, regardless of usage. The applicable margins for borrowings under the new credit facility and the facility fee percentage may change from time to time depending on changes in AptarGroup's consolidated leverage ratio. The outstanding balance under the new credit facility was $25 million at December 31, 2012 and we incurred approximately $1.2 million in interest and fees related to this credit facility during 2012. The representations, covenants and events of default in the new credit facility are substantially similar to the representations, covenants and events of default contained in the previous credit facility.

Our revolving credit facility and certain long-term obligations require us to satisfy certain financial and other covenants including:

	Requirement	**Level at December 31, 2012**
Debt to total capital ratio	Maximum of 55%	23.7%

Based upon the above debt to total capital ratio covenant we would have the ability to borrow approximately an additional $1.3 billion before the 55% requirement was exceeded.

Our foreign operations have historically met cash requirements with the use of internally generated cash or borrowings. These foreign subsidiaries have financing arrangements with several foreign banks to fund operations located outside the U.S., but all these lines are uncommitted. Cash generated by foreign operations has generally been reinvested locally. The majority of our $229.8 million in cash and equivalents is located outside of the U.S. We manage our global cash requirements considering (i) available funds among the many subsidiaries through which we conduct business, (ii) the geographic location of our liquidity needs, and (iii) the cost to access international cash balances. The repatriation of non-U.S. cash balances from certain subsidiaries could have adverse tax consequences as we may be required to pay and record income tax expense on those funds. Historically, the tax consequences associated with repatriating current year earnings to the U.S. has been between 10% and 14% of the repatriated amount. We would not expect future impacts to be materially different.

We believe we are in a strong financial position and have the financial resources to meet our business requirements in the foreseeable future. We have historically used cash flow from operations as our primary source of liquidity. Our primary uses of liquidity are to invest in equipment and facilities that are necessary to support our growth and to make acquisitions that will contribute to the achievement of our strategic objectives. Other uses of liquidity include paying dividends to shareholders and repurchasing shares of our common stock. In the event that customer demand would decrease significantly for a prolonged period of time and negatively impact cash flow from operations, we would have the ability to restrict and significantly reduce capital expenditure levels, as well as evaluate our acquisition strategy and dividend and share repurchase programs. A prolonged and significant reduction in capital expenditure levels could increase future repairs and maintenance costs as well as have a negative impact on operating margins if we were unable to invest in new innovative products.

OFF-BALANCE SHEET ARRANGEMENTS

We lease certain warehouse, plant and office facilities as well as certain equipment under noncancelable operating leases expiring at various dates through the year 2029. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Other than operating lease obligations, we do not have any off-balance sheet arrangements. See the following section "Overview of Contractual Obligations" for future payments relating to operating leases.

OVERVIEW OF CONTRACTUAL OBLIGATIONS

Below is a table of our outstanding contractual obligations and future payments as of December 31, 2012:

Payment Due by Period	Total	2013	2014-2015	2016-2017	2018 and After
Long-term debt (1)	$ 379,410	$ 29,068	$ 16,342	$ 50,000	$ 284,000
Capital lease obligations (1)	2,938	420	1,018	1,038	462
Operating leases	71,563	15,522	21,660	12,837	21,544
Interest obligations (2)	108,756	16,480	30,819	25,863	35,594
Required minimum pension contribution (3)	—	—	—	—	—
Other liabilities reflected on the balance sheet under GAAP (4)	—	—	—	—	—
Total Contractual Obligations	$ 562,667	$ 61,490	$ 69,839	$ 89,738	$ 341,600

(1) The future payments listed above for capital lease obligations and long-term debt repayments reflect only principal payments.

(2) Approximately 1% of our total interest bearing debt has variable interest rates. Using our long-term variable rate debt outstanding as of December 31, 2012 of approximately $2.6 million at an average rate of approximately 6.7%, we included approximately $0.4 million of variable interest rate obligations in 2013. No variable interest rate obligations were included in subsequent years.

(3) This line represents the required minimum pension contribution obligation for the Company's U.S. plans. At this time, the Company is not required to make a contribution. The Company also makes contributions to its foreign pension plans but amounts are expected to be discretionary in 2013 and future years. Therefore amounts related to these plans are not included in the preceding table.

(4) This line represents the current portion of the liability for uncertain tax positions. Aside from deferred income taxes, we have approximately $102.2 million of other deferred long-term liabilities on the balance sheet, which consist primarily of retirement plan obligations as described in Note 8 to the Consolidated Financial Statements and a long-term liability for uncertain tax positions described in Note 5 to the Consolidated Financial Statements. The Company is not able to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time. Therefore, the long-term portion of the liability is excluded from the preceding table.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2013, the Financial Accounting Standards Board ("FASB") issued clarification related to new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosure requirements are effective for us in the first quarter of 2013 with retrospective application required. We do not expect the adoption of the new disclosure requirements to have a material effect on our financial condition, results of operations or cash flows.

In February 2013, the FASB issued a new standard related to the reclassification adjustments from accumulated other comprehensive income that requires entities to present, either on their income statement or in a footnote to their financial statements, the effects on earnings from items that are reclassified out of other comprehensive income. The new accounting rule is effective in the first quarter of 2013. We do not expect the adoption of the new accounting rule to have a material effect on our financial condition, results of operations or cash flows.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, pensions and contingencies. We base our estimates on historical experience and on a variety of other assumptions believed to be reasonable in order to make judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the audit committee of our Board of

Directors and the audit committee has reviewed our disclosure relating to it in this Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition ("MD&A").

IMPAIRMENT OF GOODWILL

In accordance with current accounting standards, we evaluate our goodwill for impairment on an annual basis, or whenever indicators of impairment exist. Accounting standards require that if the carrying value of a reporting unit for which goodwill exists exceeds its fair value, an impairment loss is recognized to the extent that the carrying value of the reporting unit goodwill exceeds the "implied fair value" of reporting unit goodwill.

As discussed in Note 3 to the Consolidated Financial Statements, we have evaluated our goodwill for impairment and have determined that the fair value of our reporting units exceeds their carrying value, so we did not recognize an impairment of goodwill. Goodwill of approximately $351.6 million is shown on our balance sheet as of December 31, 2012. Of this amount, $111.0 million relates to the acquisition of Stelmi. Based on our review, we have determined that Stelmi qualifies as a separate reporting unit for goodwill impairment testing and has been independently evaluated as a separate reporting unit during 2012.

We believe that the accounting estimate related to determining the fair value of our reporting units is a critical accounting estimate because: (1) it is highly susceptible to change from period to period because it requires Company management to make assumptions about the future cash flows for each reporting unit over several years in the future, and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our results of operations could be material. Management's assumptions about future cash flows for the reporting units require significant judgment and actual cash flows in the future may differ significantly from those forecasted today. The estimate for future cash flows and its impact on the impairment testing of goodwill is a critical accounting estimate for all the segments of our business.

In estimating future cash flows, we use internally generated budgets developed from our reporting units and reviewed by management. We develop our budgets based upon recent sales trends for the reporting units, discussions with our customers, planned timing of new product launches, forecasted capital expenditure needs, working capital needs, costing factors and many other variables. From these internally generated budgets, a projection of cash flows is made based upon expected sales growth rates and fixed asset and working capital requirements based upon historical needs. Starting with our 2013 budget figures we have used sales growth rates of 5% for both the Pharma and Beauty + Home reporting units, 9% for the Stelmi reporting unit and 15% for the Food + Beverage reporting unit. We have assumed that operating income will grow by 8% for the Beauty + Home reporting unit, 12% for the Stelmi reporting unit and 16% for the Food + Beverage reporting unit. The Pharma reporting unit's operating income growth rate used was the same as the sales growth rate. Capital expenditures, working capital needs, and taxes and depreciation are based on historical trends and what is necessary to support the business in the future. We forecast our cash flows for 4 years and use a terminal value growth rate of 3%. A discounted cash flow model is used to discount the future cash flows back to the present using our weighted-average cost of capital as the discount rate. Our weighted average cost of capital calculation takes into consideration market risk premiums in the current equity and debt markets supplied by third party sources. We perform one calculation using our current debt to equity ratio. Due to our strong balance sheet and low debt levels, our weighted average cost of capital is 8.1%, which is a higher rate than if we used our targeted debt to equity ratio. We have used the same weighted average cost of capital for all our reporting units. The fair value for the reporting unit is then corroborated by comparing it with a market multiple analysis of the reporting unit. The market multiple analysis is calculated by using AptarGroup's overall EBITDA (earnings before interest, taxes and depreciation) multiple and applying it to the reporting unit EBITDA for the current year.

The $351.6 million of goodwill is allocated as follows: approximately $43.0 million of the goodwill is allocated to the Pharma reporting unit, $111.0 million is allocated to the Stelmi reporting unit, $179.9 million is allocated to the Beauty + Home reporting unit and $17.7 million is allocated to the Food + Beverage reporting unit. The Pharma, Stelmi and Beauty + Home reporting units have fair values, which substantially exceed their carrying values. The Food + Beverage reporting unit has the smallest excess of fair value over carrying value of the four reporting units.

We believe our assumptions used in discounting future cash flows are appropriate. Any increase in estimated cash flows would have no impact on the reported carrying amount of goodwill. However, if our current estimates of cash flow for the Food + Beverage reporting unit had been 41% lower, the fair value of the reporting unit would have been lower than the carrying value thus requiring us to perform an impairment test to determine the "implied value" of goodwill. The excess of the approximately $17.7 million in carrying value of goodwill over the "implied value" of goodwill would need to be written down for impairment. Without performing the second step of the goodwill impairment test, it would be difficult to determine the actual amount of impairment to be recorded, but theoretically, the full $17.7 million of goodwill would be at risk for impairment. A full $17.7 million impairment loss would have reduced Total Assets as of December 31, 2012 by approximately 1% and would have reduced Income Before Income Taxes in 2012 by approximately 7%.

If we had been required to recognize an impairment loss of the full $17.7 million, it would likely not have significantly affected our liquidity and capital resources because, in spite of any such impairment loss, we would have been within the terms of our debt covenants.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We record an allowance for doubtful accounts as an estimate of the inability of our customers to make their required payments. We determine the amount of our allowance for doubtful accounts by looking at a variety of factors. First, we examine an aging report of the accounts receivable in each entity within the Company. The aging report lists past due amounts according to invoice terms. In addition, we consider the current economic environment, the credit rating of the customers and general overall market conditions. In some countries we maintain credit insurance, which can be used in certain cases of non-payment.

We believe that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because: (1) it requires management to make assumptions about the ability to collect amounts owed from customers in the future, and (2) changes to these assumptions or estimates could have a material impact on our results of operations. The estimate for the allowance for doubtful accounts is a critical accounting estimate for all of our segments.

When we determine that a customer is unlikely to pay, we record a charge to bad debt expense in the income statement and an increase to the allowance for doubtful accounts. When it becomes certain the customer cannot pay (typically driven by the customer filing for bankruptcy) we write off the receivable by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly. In 2012, we reduced the allowance for doubtful accounts by approximately $595 thousand and we wrote off doubtful accounts of $911 thousand. Please refer to Schedule II—Valuation and Qualifying Accounts for activity in the allowance for doubtful accounts over the past three years.

We had approximately $396.8 million in net accounts receivable at December 31, 2012. At December 31, 2012, we had approximately $6.8 million recorded in the allowance for doubtful accounts to cover potential future customer non-payments net of any credit insurance reimbursement we would potentially recover. We believe our allowance for doubtful accounts is adequate to cover future non-payments of our customers. However, if economic conditions deteriorate significantly or one of our large customers was to declare bankruptcy, a larger allowance for doubtful accounts might be necessary. It is extremely difficult to estimate how much of an additional reserve would be necessary, but we expect the largest potential customer balance at any one time would not exceed $22 million. An additional loss of $22 million would reduce our Total Assets as of December 31, 2012 by approximately 1% and would have reduced Income Before Income Taxes by approximately 9%.

If we had been required to recognize an additional $22 million in bad debt expense, it would likely not have significantly affected our liquidity and capital resources because, in spite of any such additional expense, we would have been within the terms of our debt covenants.

VALUATION OF PENSION BENEFITS

The benefit obligations and net periodic pension cost associated with our domestic and foreign noncontributory pension plans are determined using actuarial assumptions. Such assumptions include discount rates to reflect the time value of money, rate of employee compensation increases, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The actuarial assumptions are based upon management's best estimates, after consulting with outside investment advisors and actuaries. Because assumptions and estimates are used, actual results could differ from expected results.

The discount rate is utilized principally in calculating our pension obligations, which are represented by the Accumulated Benefit Obligation (ABO) and the Projected Benefit Obligation (PBO), and in calculating net periodic benefit cost. In establishing the discount rate for our foreign plans, we review a number of relevant interest rates including Aa corporate bond yields. In establishing the discount rate for our domestic plans, we match the hypothetical duration of our plans, using a weighted average duration that is based upon projected cash payments, to a simulated bond portfolio (Citigroup Pension Index Curve). At December 31, 2012, the discount rates for our domestic and foreign plans were 3.80% and 3.19%, respectively.

We believe that the accounting estimates related to determining the valuation of pension benefits are critical accounting estimates because: (1) changes in them can materially affect net income, and (2) we are required to establish the discount rate and the expected return on fund assets, which are highly uncertain and require judgment. The estimates for the valuation of pension benefits are critical accounting estimates for all of our segments.

To the extent the discount rates increase (or decrease), our PBO and net periodic benefit cost will decrease (or increase) accordingly. The estimated effect of a 1% decrease in each discount rate would be a $42.3 million increase in the PBO ($29.9 million for the domestic plans and $12.4 million for the foreign plans) and a $4.7 million increase in net periodic benefit cost ($3.8 million for the domestic plans and $0.9 million for the foreign plans). To the extent the PBO increases, the after-tax effect of such increase could reduce Other Comprehensive Income and Stockholders' Equity. The estimated effect of a 1% increase in each discount rate would be a $33.2 million decrease in the PBO ($23.1 million for the domestic plans and $10.1 million for the foreign plans) and a $3.9 million decrease in net periodic benefit cost ($3.1 million for the domestic plans and $0.8 million for the foreign plans). A decrease of this magnitude in the PBO would eliminate a substantial portion of the related reduction in Other Comprehensive Income and Stockholders' Equity.

The assumed expected long-term rate of return on assets is the average rate of earnings expected on the funds invested to provide for the benefits included in the PBO. Of domestic plan assets, approximately 60% was invested in equities, 30% was invested in fixed income securities and 10% was invested in infrastructure securities at December 31, 2012. Of foreign plan assets, approximately 76% was invested in investment funds, 7% was invested in fixed income securities, 6% was invested in equity securities and 11% was invested in cash at December 31, 2012.

The expected long-term rate of return assumptions are determined based on our investment policy combined with expected risk premiums of equities and fixed income securities over the underlying risk-free rate. This rate is utilized principally in calculating the expected return on the plan assets component of the net periodic benefit cost. To the extent the actual rate of return on assets realized over the course of a year is greater or less than the assumed rate, that year's net periodic benefit cost is not affected. Rather, this gain (or loss) reduces (or increases) future net periodic benefit cost over a period of approximately 15 to 20 years. To the extent the expected long-term rate of return on assets increases (or decreases), our net periodic benefit cost will decrease (or increase) accordingly. The estimated effect of a 1% decrease (or increase) in each expected long-term rate of return on assets would be a $1.2 million increase (or decrease) in net periodic benefit cost.

The average rate of compensation increase is utilized principally in calculating the PBO and the net periodic benefit cost. The estimated effect of a 0.5% decrease in each rate of expected compensation increase would be a $5.3 million decrease in the PBO ($1.6 million for the domestic plans and $3.7 million for the foreign plans) and a $0.9 million decrease to the net periodic benefit cost. The estimated effect of a 0.5% increase in each rate of expected compensation increase would be a $5.7 million increase in the PBO ($1.6 million for the domestic plans and $4.1 million for the foreign plans) and a $1.0 million increase to the net periodic benefit cost.

Our primary pension related assumptions as of December 31, 2012 and 2011 were as follows:

Actuarial Assumptions as of December 31,	**2012**	**2011**
Discount rate:		
Domestic plans	**3.80%**	4.40%
Foreign plans	**3.19%**	5.10%
Expected long-term rate of return on plan assets:		
Domestic plans	**7.00%**	7.00%
Foreign plans	**3.78%**	3.83%
Rate of compensation increase:		
Domestic plans	**4.00%**	4.00%
Foreign plans	**3.00%**	3.00%

In order to determine the 2013 net periodic benefit cost, the Company expects to use the December 31, 2012 discount rates, December 31, 2012 rates of compensation increase assumptions and expected long-term returns on domestic and foreign plan assets assumptions used for the 2012 net periodic benefit cost. The estimated impact of the changes to the assumptions as noted in the table above on our 2013 net periodic benefit cost is expected to be an increase of $4.1million.

SHARE-BASED COMPENSATION

The Company uses the Black-Scholes option-valuation model to value stock options, which requires the input of subjective assumptions. These assumptions include the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's stock price, risk-free interest rate, the expected dividend yield and stock price. The expected term of the options is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. The expected term determines the period for which the risk-free interest rate and volatility must be applied. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected term. Expected stock price volatility is based on historical volatility of the Company's stock price. Dividend yield is management's long-term estimate of annual dividends to be paid as a percentage of share price.

For 2012, expense related to share-based compensation was $12.7 million and represented approximately $0.12 per diluted share. Future changes in the subjective assumptions used in the Black-Scholes option-valuation model or estimates associated with forfeitures could impact our share-based compensation expense. For example, a one year reduction in the expected term of the options would decrease the Black-Scholes valuation and reduce share-based compensation by approximately $0.4 million. On the contrary, a one year increase in the expected term of the option would increase the Black-Scholes valuation and increase share-based compensation by approximately $0.3 million. In addition, changes in the stock price at the date of the grant would impact our share-based compensation expense. For example, a $5 decrease in the stock price would decrease the Black-Scholes valuation and reduce share-based compensation by approximately $0.7 million. On the contrary, a $5 increase in the stock price would increase the Black-Scholes valuation and increase share-based compensation by approximately $0.7 million.

OPERATIONS OUTLOOK

While we expect economic conditions to begin to show improvement in 2013, we continue to see a challenging business environment because of uncertainties surrounding fluctuating currency rates, inflation rates in certain of our developing regions, and potentially higher input costs. Nevertheless, we expect our capital investments, along with new product offerings to contribute to our growth.

Significant increases in U.S. raw material costs, particularly plastic resin, will create headwinds in the first quarter due to the timing of the pass-through of these increases to our customers. We are optimistic that both the U.S. and Europe will improve as the year progresses but we are somewhat cautious on the speed of those recoveries going into the first quarter. Also, we expect continued good growth in Latin America and Asia.

Our first quarter guidance does not include any impact from our EOO plan. Currently, we anticipate diluted earnings per share for the first quarter of 2013 to be in the range of $0.64 to $0.69 per share compared to $0.64 per share reported in the first quarter of 2012.

FORWARD-LOOKING STATEMENTS

Certain statements in Management's Discussion and Analysis and other sections of this Form 10-K are forward-looking and involve a number of risks and uncertainties, including certain statements set forth in the Liquidity and Capital Resources, Off Balance Sheet Arrangements, and Operations Outlook sections of this Form 10-K. Words such as "expects," "anticipates," "believes," "estimates," and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on our beliefs as well as assumptions made by and information currently available to us. Accordingly, our actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in our operations and business environment, including but not limited to:

- economic, environmental and political conditions worldwide;
- changes in customer and/or consumer spending levels, including the recent slowdown in Europe;
- the cost of materials and other input costs (particularly resin, metal, anodization costs and transportation and energy costs);
- the availability of raw materials and components (particularly from sole sourced suppliers) as well as the financial viability of these suppliers;
- our ability to contain costs and improve productivity;
- the timing and successful completion of our EOO plan;
- our ability to successfully integrate the Stelmi acquisition;
- our ability to increase prices;
- significant fluctuations in foreign currency exchange rates;
- changes in capital availability or cost, including interest rate fluctuations;
- volatility of global credit markets;
- changes in capital availability or cost, including interest rate fluctuations;
- the timing and magnitude of capital expenditures;
- our ability to identify potential new acquisitions and to successfully acquire and integrate such operations or products;
- direct or indirect consequences of acts of war or terrorism;
- cybersecurity threats that could impact our networks and reporting systems;
- the impact of natural disasters;
- changes or difficulties in complying with government regulation;
- changing regulations or market conditions regarding environmental sustainability;
- work stoppages due to labor disputes;
- fiscal and monetary policy, including changes in worldwide tax rates;
- competition, including technological advances;
- our ability to protect and defend our intellectual property rights, as well as litigation involving intellectual property rights;
- the outcome of any legal proceeding that has been or may be instituted against us and others;
- our ability to meet future cash flow estimates to support our goodwill impairment testing;
- the demand for existing and new products;
- our ability to manage worldwide customer launches of complex technical products, in particular in developing markets;
- the success of our customers' products, particularly in the pharmaceutical industry;
- difficulties in product development and uncertainties related to the timing or outcome of product development;
- significant product liability claims; and
- other risks associated with our operations.

Although we believe that our forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Please refer to Item 1A ("Risk Factors") of Part I included in this Form 10-K for additional risk factors affecting the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISKS

A significant number of our operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of our entities. Our primary foreign exchange exposure is to the Euro, but we also have foreign exchange exposure to the Brazilian Real, British Pound, Swiss Franc and South American and Asian currencies, among others. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on our financial condition and results of operations. Conversely, a weakening U.S. dollar has an additive effect.

Additionally, in some cases, we sell products denominated in a currency different from the currency in which the related costs are incurred. Any changes in exchange rates on such inter-country sales may impact our results of operations.

We manage our exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

The table below provides information, as of December 31, 2012, about our forward currency exchange contracts. The majority of the contracts expire before the end of the first quarter of 2013.

In thousands

Year Ended December 31, 2012 **Buy/Sell**	**Contract Amount**	**Average Contractual Exchange Rate**	**Min/Max Notional Volumes**
Swiss Franc/Euro	$ 34,982	0.8282	28,813-36,938
Euro/Brazilian Real	20,512	3.0250	2,563-20,512
Euro/U.S. Dollar	8,456	1.3121	8,456-190,851
Euro/Mexican Peso	7,897	18.7680	6,336-7,897
Czech Koruna/Euro	7,138	0.0396	6,226-7,922
U.S. Dollar/Chinese Yuan	2,290	6.2789	2,290-7,264
U.S. Dollar/Euro	2,019	0.7592	278-48,213
Euro/Chinese Yuan	1,957	8.1576	1,439-4,280
Euro/Argentinian Peso	1,867	6.4930	0-1,867
British Pound/Euro	1,725	1.2303	1,365-11,090
Euro/Russian Rouble	1,689	45.3677	0-1,689
Euro/Swiss Franc	1,514	1.2075	0-3,961
U.S. Dollar/Brazilian Real	1,291	2.1123	0-4,320
Other	2,125		
Total	$ 95,462		

As of December 31, 2012, the Company has recorded the fair value of foreign currency forward exchange contracts of $0.3 million in prepayments and other, $1.0 million in miscellaneous other assets, $2.1 million in accounts payable and accrued liabilities and $0.2 million in deferred and other non-current liabilities in the balance sheet.

The Company maintained an interest rate swap to convert a portion of its fixed-rate debt into variable-rate debt until May 31, 2011. Under the interest rate swap contract, the Company exchanged, at specified intervals, the difference between fixed-rate and floating-rate amounts, which was calculated based on an agreed upon notional amount. On May 31, 2011, this interest rate swap contract matured and was not renewed. No gain or loss was recorded in the income statement in 2012, 2011 or 2010 as any hedge ineffectiveness for the periods was immaterial.

The Company had one foreign currency cash flow hedge until March 15, 2012. A French subsidiary of AptarGroup, AptarGroup Holding SAS, had hedged the risk of variability in Euro equivalent associated with the cash flows of an intercompany loan granted in Brazilian Real. The forward contracts utilized were designated as a hedge of the changes in the cash flows relating to the changes in foreign currency rates relating to the loan and related forecasted interest. On March 15, 2012, the loan and foreign currency forward contracts were repaid. During the year ended December 31, 2012, the Company did not recognize any net gain (loss) as any hedge ineffectiveness for the period was immaterial, and the Company did not recognize any net gain (loss) related to the portion of the hedging instrument excluded from the assessment of hedge effectiveness.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AptarGroup, Inc.
CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts

Years Ended December 31,	**2012**	2011	2010
Net Sales	**$ 2,331,036**	$ 2,337,183	$ 2,076,719
Operating Expenses:			
Cost of sales (exclusive of depreciation and amortization shown below)	**1,590,365**	1,568,286	1,378,792
Selling, research & development and administrative	**341,634**	347,629	296,861
Depreciation and amortization	**137,022**	134,243	132,959
Restructuring initiatives	**3,102**	(71)	93
	2,072,123	2,050,087	1,808,705
Operating Income	**258,913**	287,096	268,014
Other Income (Expense):			
Interest expense	**(18,950)**	(17,300)	(14,371)
Interest income	**2,996**	5,722	3,248
Equity in results of affiliates	**(457)**	(17)	15
Miscellaneous, net	**(1,129)**	(559)	(2,521)
	(17,540)	(12,154)	(13,629)
Income before Income Taxes	**241,373**	274,942	254,385
Provision for Income Taxes	**78,953**	91,312	80,796
Net Income	**$ 162,420**	$ 183,630	$ 173,589
Net Loss (Income) Attributable to Noncontrolling Interests	**192**	53	(108)
Net Income Attributable to AptarGroup, Inc.	**$ 162,612**	$ 183,683	$ 173,481
Net Income Attributable to AptarGroup, Inc. per Common Share:			
Basic	**$ 2.45**	$ 2.76	$ 2.58
Diluted	**$ 2.38**	$ 2.65	$ 2.48

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share amounts

Years Ended December 31,	**2012**	**2011**	**2010**
Net Income	**$ 162,420**	$ 183,630	$ 173,589
Other Comprehensive Income/(Loss):			
Foreign currency translation adjustments	**19,507**	(47,411)	(56,741)
Changes in treasury locks, net of tax	**209**	56	84
Net (loss) gain on derivatives, net of tax	**(7)**	3	—
Defined benefit pension plan, net of tax			
Prior Service Cost, net of tax	**—**	—	(130)
Actuarial Loss, net of tax	**(22,316)**	(18,032)	(6,404)
Amortization of prior service cost included in net income, net of tax	**239**	327	570
Amortization of net loss included in net income, net of tax	**2,737**	1,634	240
Total defined benefit pension plan, net of tax	**(19,340)**	(16,071)	(5,724)
Total other comprehensive income/(loss)	**369**	(63,423)	(62,381)
Comprehensive Income	**162,789**	120,207	111,208
Comprehensive Income/(Loss) Attributable to Noncontrolling Interests	**188**	28	(60)
Comprehensive Income Attributable to AptarGroup, Inc.	**$ 162,977**	$ 120,235	$ 111,148

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts

December 31,	**2012**	**2011**
Assets		
Current Assets:		
Cash and equivalents	$ 229,755	$ 377,616
Accounts and notes receivable, less allowance for doubtful accounts of $6,751 in 2012 and $8,257 in 2011	396,788	389,020
Inventories	321,885	285,155
Prepayments and other	90,505	92,159
	1,038,933	1,143,950
Property, Plant and Equipment:		
Buildings and improvements	364,704	342,146
Machinery and equipment	1,857,347	1,687,521
	2,222,051	2,029,667
Less: Accumulated depreciation	(1,397,575)	(1,295,185)
	824,476	734,482
Land	23,757	20,233
	848,233	754,715
Other Assets:		
Investments in affiliates	3,693	3,812
Goodwill	351,552	233,689
Intangible assets	51,960	4,374
Miscellaneous	30,041	18,755
	437,246	260,630
Total Assets	$ 2,324,412	$ 2,159,295

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts

December 31,	**2012**	**2011**
Liabilities and Stockholders' Equity		
Current Liabilities:		
Notes payable	$ **45,166**	$ 179,552
Current maturities of long-term obligations	**29,488**	4,116
Accounts payable and accrued liabilities	**380,669**	335,181
	455,323	518,849
Long-Term Obligations	**352,860**	254,910
Deferred Liabilities and Other:		
Deferred income taxes	**33,451**	27,390
Retirement and deferred compensation plans	**95,872**	58,930
Deferred and other non-current liabilities	**6,408**	8,644
Commitments and contingencies	**—**	—
	135,731	94,964
Stockholders' Equity:		
AptarGroup, Inc. stockholders' equity		
Preferred stock, $.01 par value, 1 million shares authorized, none outstanding	**—**	—
Common stock, $.01 par value, 199 million shares authorized, and 84.1 and 82.8 million issued at 2012 and 2011, respectively	**840**	827
Capital in excess of par value	**430,210**	364,855
Retained earnings	**1,513,558**	1,409,388
Accumulated other comprehensive income	**60,683**	60,318
Less: Treasury stock at cost, 18.2 million and 16.9 million shares in 2012 and 2011, respectively	**(625,401)**	(545,612)
Total AptarGroup, Inc. Stockholders' Equity	**1,379,890**	1,289,776
Noncontrolling interests in subsidiaries	**608**	796
Total Stockholders' Equity	**1,380,498**	1,290,572
Total Liabilities and Stockholders' Equity	**$ 2,324,412**	$ 2,159,295

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

Years Ended December 31,	**2012**	2011	2010
Cash Flows from Operating Activities:			
Net income	**$ 162,420**	$ 183,630	$ 173,589
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	**133,845**	132,048	129,339
Amortization	**3,177**	2,195	3,620
Stock option based compensation	**12,695**	13,753	11,215
Provision for/(recoveries of) bad debts	**(595)**	1,642	(252)
Deferred income taxes	**(9,015)**	2,004	503
Defined benefit plan expense	**14,611**	10,908	8,622
Equity in results of affiliates in excess of cash distributions received	**457**	17	(15)
Changes in balance sheet items, excluding effects from foreign currency adjustments and impact of acquisition:			
Accounts and other receivables	**16,689**	(44,997)	(50,143)
Inventories	**(19,712)**	(22,332)	(47,388)
Prepaid and other current assets	**10,124**	(34,252)	4,390
Accounts payable and accrued liabilities	**(824)**	5,271	59,147
Income taxes payable	**2,969**	(9,615)	9,306
Retirement and deferred compensation plan liabilities	**9,985**	9,747	(5,657)
Other changes, net	**(22,934)**	11,023	(17,581)
Net cash provided by operations	**313,892**	261,042	278,695
Cash Flows from Investing Activities:			
Capital expenditures	**(174,053)**	(179,692)	(118,804)
Disposition of property and equipment	**2,629**	1,838	1,398
Intangible assets	**—**	—	(459)
Acquisition of business, net of cash acquired	**(187,840)**	(14,883)	(3,014)
Investment in unconsolidated affiliate	**(279)**	(3,145)	—
Notes receivable, net	**84**	59	(120)
Net cash used by investing activities	**(359,459)**	(195,823)	(120,999)
Cash Flows from Financing Activities:			
Proceeds from notes payable	**—**	134,563	—
Repayments of notes payable	**(134,034)**	—	(57,860)
Proceeds from long-term obligations	**125,000**	10,773	101,618
Repayments of long-term obligations	**(3,042)**	(50,490)	(26,766)
Dividends paid	**(58,442)**	(53,308)	(44,485)
Credit facility costs	**(1,518)**	—	—
Proceeds from stock option exercises	**44,637**	26,078	28,820
Purchase of treasury stock	**(79,793)**	(102,595)	(86,473)
Excess tax benefit from exercise of stock options	**7,809**	6,433	5,555
Net cash used by financing activities	**(99,383)**	(28,546)	(79,591)
Effect of Exchange Rate Changes on Cash	**(2,911)**	(35,484)	(34,642)
Net (decrease)/increase in Cash and Equivalents	**(147,861)**	1,189	43,463
Cash and Equivalents at Beginning of Period	**377,616**	376,427	332,964
Cash and Equivalents at End of Period	**$ 229,755**	$ 377,616	$ 376,427
Supplemental Cash Flow Disclosure:			
Interest paid	**$ 17,464**	$ 17,120	$ 15,701
Income taxes paid	**64,523**	79,367	77,101

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 31, 2012, 2011 and 2010

In thousands

	AptarGroup, Inc. Stockholders' Equity						
	Retained Earnings	**Accumulated Other Comprehensive Income/(Loss)**	**Common Stock Par Value**	**Treasury Stock**	**Capital in Excess of Par Value**	**Non-Controlling Interest**	**Total Equity**
Balance – December 31, 2009:	$ 1,150,017	$ 186,099	$ 806	$ (356,548)	$ 272,471	$ 791	$ 1,253,636
Net income	173,481					108	173,589
Foreign currency translation adjustments		(56,693)				(48)	(56,741)
Changes in unrecognized pension gains/losses and related amortization, net of tax		(5,724)					(5,724)
Changes in treasury locks, net of tax		84					84
Net gain on derivatives, net of tax		—					—
Stock option exercises & restricted stock vestings			11	2	45,875		45,888
Cash dividends declared on common stock	(44,485)						(44,485)
Treasury stock purchased				(86,473)			(86,473)
Balance – December 31, 2010:	$ 1,279,013	$ 123,766	$ 817	$ (443,019)	$ 318,346	$ 851	$ 1,279,774
Net income	183,683					(53)	183,630
Foreign currency translation adjustments		(47,436)				25	(47,411)
Changes in unrecognized pension gains/losses and related amortization, net of tax		(16,071)					(16,071)
Changes in treasury locks, net of tax		56					56
Net gain on derivatives, net of tax		3					3
Stock option exercises & restricted stock vestings			10	2	46,509		46,521
Cash dividends declared on common stock	(53,308)						(53,308)
Non-controlling interests distribution						(27)	(27)
Treasury stock purchased				(102,595)			(102,595)
Balance – December 31, 2011:	$ 1,409,388	$ 60,318	$ 827	$ (545,612)	$ 364,855	$ 796	$ 1,290,572
Net income	162,612					(192)	162,420
Foreign currency translation adjustments		19,503				4	19,507
Changes in unrecognized pension gains/losses and related amortization, net of tax		(19,340)					(19,340)
Changes in treasury locks, net of tax		209					209
Net loss on derivatives, net of tax		(7)					(7)
Stock option exercises & restricted stock vestings			13	4	65,355		65,372
Cash dividends declared on common stock	(58,442)						(58,442)
Treasury stock purchased				(79,793)			(79,793)
Balance – December 31, 2012:	**$ 1,513,558**	**$ 60,683**	**$ 840**	**$ (625,401)**	**$ 430,210**	**$ 608**	**$ 1,380,498**

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands unless otherwise indicated)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

We create dispensing solutions that enhance the convenience, safety and security of consumers around the globe and allow our customers to differentiate their products in the market. The Company focuses on providing value-added packaging delivery systems to a variety of global consumer product marketers in the beauty, personal care, home care, pharmaceutical, food and beverage industries. The Company has manufacturing facilities located throughout the world including North America, Europe, Asia and South America.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of AptarGroup, Inc. and its subsidiaries. The terms "AptarGroup" or "Company" as used herein refer to AptarGroup, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current period presentation.

AptarGroup's organizational structure consists of three market-focused lines of business which are Beauty + Home, Pharma and Food + Beverage. This is a strategic structure which allows us to be more closely aligned with our customers and the markets in which they operate.

On November 1, 2012, the Company initiated our European Operations Optimization ("EOO") plan (see Note 19 Restructuring Initiatives for further details). During the fourth quarter of 2012, the Company recognized approximately $4.9 million of expense related to the plan, of which $1.6 million was accelerated depreciation. For presentation purposes, the accelerated depreciation related to this plan is reported in Depreciation and Amortization within the Consolidated Statements of Income.

ACCOUNTING ESTIMATES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH MANAGEMENT

The Company considers all investments which are readily convertible to known amounts of cash with an original maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. The costs of certain domestic and foreign inventories are determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out ("FIFO") method.

INVESTMENTS IN AFFILIATED COMPANIES

The Company accounts for its investments in 20% to 50% owned affiliated companies using the equity method. There were no dividends received from affiliated companies in 2012, 2011 and 2010.

PROPERTY AND DEPRECIATION

Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements, 3 to 10 years for machinery and equipment, and 3 to 7 years for software.

FINITE-LIVED INTANGIBLE ASSETS

Finite-lived intangibles, consisting of patents, non-compete agreements and license agreements acquired in purchase transactions, are capitalized and amortized over their useful lives which range from 3 to 20 years.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Management believes the excess purchase price over the fair value of the net assets acquired ("Goodwill") in purchase transactions has continuing value. Goodwill must be tested annually, or more frequently as circumstances dictate, for impairment. Management has performed an analysis of the fair values of its reporting units at December 31, 2012. The fair values of the reporting units exceeded the carrying values in 2012, 2011 and 2010 and, therefore, no impairment of goodwill was recorded in the three years.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and finite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its fair value. There were no such triggering events identified during 2012.

DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

RESEARCH & DEVELOPMENT EXPENSES

Research and development costs, net of any customer funded research and development or government research and development credits, are expensed as incurred. These costs amounted to $65.4 million, $67.0 million and $51.4 million in 2012, 2011 and 2010, respectively.

INCOME TAXES

The Company computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities may vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that these differences create differences between the tax basis of an asset or liability and its reported amount in the financial statements, an appropriate provision for deferred income taxes is made.

In its determination of which foreign earnings are permanently reinvested in foreign operations, the Company considers numerous factors, including the financial requirements of the U.S. parent company and those of its foreign subsidiaries, the U.S. funding needs for dividend payments and stock repurchases, and the tax consequences of remitting earnings to the U.S. From this analysis, current year repatriation decisions are made in an attempt to provide a proper mix of debt and shareholder capital both within the U.S. and for non-U.S. operations. The Company's policy is to permanently reinvest its accumulated foreign earnings and only will make a distribution out of current year earnings to meet the cash needs at the parent company. As such, the Company does not provide taxes on earnings that are deemed to be permanently reinvested.

The Company provides a liability for the amount of tax benefits realized from uncertain tax positions. This liability is provided whenever the Company determines that a tax benefit will not meet a more-likely-than-not threshold for recognition. See Note 5 for more information.

TRANSLATION OF FOREIGN CURRENCIES

The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate section of Stockholders' Equity. Realized and unrealized foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and represented a gain of $1.6 million in 2012, a loss of $1.5 million in 2011, and a loss of $0.6 million in 2010.

STOCK BASED COMPENSATION

Accounting standards require the application of the non-substantive vesting approach which means that an award is fully vested when the employee's retention of the award is no longer contingent on providing subsequent service. Under this approach, compensation costs are recognized over the requisite service period of the award instead of ratably over the vesting period stated in the grant. As such, costs are recognized immediately if the employee is retirement eligible on the date of grant or over the period from the date of grant until retirement eligibility if retirement eligibility is reached before the end of the vesting period stated in the grant. See Note 13 for more information.

REVENUE RECOGNITION

Product Sales. The Company's policy is to recognize revenue from product sales when the title and risk of loss has transferred to the customer, when the Company has no remaining obligations regarding the transaction and when collection is reasonably assured. The majority of the Company's products shipped from the U.S. transfers title and risk of loss when the goods leave the Company's shipping location. The majority of the Company's products shipped from non-U.S. operations transfer title and risk of loss when the goods reach their destination. Tooling revenue is also recognized when the title and risk of loss transfers to the customer.

Services and Other. The Company occasionally invoices customers for certain services. The Company also receives revenue from other sources such as license or royalty agreements. Revenue is recognized when services are rendered or rights to use assets can be reliably measured and when collection is reasonably assured. Service and other revenue is not material to the Company's results of operations for any of the years presented.

ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB amended the guidance on fair value measurement and disclosure requirements. The amended guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and International Financial Reporting Standards ("IFRS"). The adoption of this standard in 2012 had no impact on the Consolidated Financial Statements other than disclosure.

In June 2011, the FASB amended the guidance for the presentation of comprehensive income. The objective of this update is to improve the comparability, consistency, and transparency of financial reporting by increasing the prominence of items reported in other comprehensive income. This update requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of this standard resulted in the presentation of a new statement of comprehensive income. The Company adopted the new guidance beginning January 2012.

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

NOTE 2 INVENTORIES

At December 31, 2012 and 2011, approximately 19% and 21%, respectively, of the total inventories are accounted for by the LIFO method. Inventories, by component, consisted of:

	2012	2011
Raw materials	**$ 125,889**	$ 116,751
Work in process	**75,261**	69,676
Finished goods	**127,393**	105,095
Total	**328,543**	291,522
Less LIFO reserve	**(6,658)**	(6,367)
Total	**$ 321,885**	$ 285,155

NOTE 3 GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year ended December 31, 2012, are as follows by reporting segment:

	Beauty + Home	Pharma	Food + Beverage	Corporate & Other	Total
Goodwill	$ 171,515	$ 37,678	$ 17,836	$ 1,615	$ 228,644
Accumulated impairment losses	—	—	—	(1,615)	(1,615)
Balance as of December 31, 2010	$ 171,515	$ 37,678	$ 17,836	$ —	$ 227,029
Acquisition (See note 16)	10,938	—	—	—	10,938
Foreign currency exchange effects	(3,358)	(669)	(251)	—	(4,278)
Goodwill	$ 179,095	$ 37,009	$ 17,585	$ 1,615	$ 235,304
Accumulated impairment losses	—	—	—	(1,615)	(1,615)
Balance as of December 31, 2011	$ 179,095	$ 37,009	$ 17,585	$ —	$ 233,689
Acquisition (See note 16)	—	111,031	—	—	111,031
Foreign currency exchange effects	795	5,938	99	—	6,832
Goodwill	$ 179,890	$153,978	$ 17,684	$ 1,615	$ 353,167
Accumulated impairment losses	—	—	—	(1,615)	(1,615)
Balance as of December 31, 2012	**$ 179,890**	**$153,978**	**$ 17,684**	**$ —**	**$ 351,552**

The Company has also completed its annual analysis of the fair value of its reporting units as of December 31, 2012 using both a discounted cash flow analysis and market multiple approach, resulting in no impairment.

The table below shows a summary of intangible assets for the years ended December 31, 2012 and 2011.

	Weighted Average Amortization Period (Years)	2012 Gross Carrying Amount	2012 Accumulated Amortization	2012 Net Value	2011 Gross Carrying Amount	2011 Accumulated Amortization	2011 Net Value
Amortization intangible assets:							
Patents	11	**$ 19,570**	**$ (18,894)**	**$ 676**	$ 19,030	$ (17,962)	$ 1,068
Acquired Technology	15	**38,928**	**(1,298)**	**37,630**	—	—	—
License agreements and other	5	**35,780**	**(22,126)**	**13,654**	23,840	(20,534)	3,306
Total intangible assets	10	**$ 94,278**	**$ (42,318)**	**$51,960**	$ 42,870	$ (38,496)	$ 4,374

Aggregate amortization expense for the intangible assets above for the years ended December 31, 2012, 2011 and 2010 was $3,177, $2,195, and $3,620, respectively.

Estimated amortization expense for the years ending December 31 is as follows:

2013	$ 4,883
2014	4,882
2015	4,706
2016	4,077
2017 and thereafter	33,412

Future amortization expense may fluctuate depending on changes in foreign currency rates. The estimates for amortization expense noted above are based upon foreign exchange rates as of December 31, 2012.

NOTE 4 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2012 and 2011, accounts payable and accrued liabilities consisted of the following:

	2012	2011
Accounts payable, principally trade	**$ 136,941**	$ 108,973
Accrued employee compensation costs	**120,694**	114,721
Customer deposits and other unearned income	**42,148**	25,326
Other accrued liabilities	**80,886**	86,161
Total	**$ 380,669**	$ 335,181

NOTE 5 INCOME TAXES

Income before income taxes consists of:

Years Ended December 31,	2012	2011	2010
United States	$ 58,250	$ 54,161	$ 43,485
International	183,123	220,781	210,900
Total	$ 241,373	$ 274,942	$ 254,385

The provision for income taxes is comprised of:

Years Ended December 31,	2012	2011	2010
Current:			
U.S. Federal	$ 17,027	$ 21,974	$ 24,371
State/Local	491	1,008	(501)
International	70,450	66,326	56,423
	$ 87,968	$ 89,308	$ 80,293
Deferred:			
U.S. Federal/State	$ 8,757	$ 2,976	$ (3,055)
International	(17,772)	(972)	3,558
	$ (9,015)	$ 2,004	$ 503
Total	$ 78,953	$ 91,312	$ 80,796

The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 2012, 2011 and 2010 to income before income taxes is as follows:

Years Ended December 31,	2012	2011	2010
Income tax at statutory rate	$ 84,481	$ 96,230	$ 89,035
State income taxes, net of federal benefit	717	1,074	(469)
Provision for distribution of current foreign earnings	9,552	10,325	9,037
Rate differential on earnings of foreign operations	(14,865)	(14,497)	(14,440)
Other items, net	(932)	(1,820)	(2,367)
Actual income tax provision	$ 78,953	$ 91,312	$ 80,796
Effective income tax rate	32.7%	33.2%	31.8%

The tax provision for 2012 reflects the benefit of $0.7 million in Brazil related to claims filed under a program to encourage equity funding of Brazilian entities and deferred tax benefits of $1.8 million, due in part to the merger of some of the company's Indian operations. These benefits were partially offset by $0.7 million of additional expense created by tax law changes enacted in 2012 in France.

The tax provision for 2011 reflects the benefit of $0.7 million in Brazil related to claims filed under a program to encourage equity funding of Brazilian entities. An income tax surcharge enacted in France in December 2011 resulted in additional tax expense of $1.2 million in 2011.

The tax provision for 2010 reflects the benefit of $2.0 million in Brazil related to claims filed under a program intended to encourage equity funding of Brazilian entities. Additional U.S. state R&D credits of $1.4 million were also realized during 2010 as a result of increased profitability.

Significant deferred tax assets and liabilities as of December 31, 2012 and 2011 are comprised of the following temporary differences:

	2012	2011
Deferred Tax Assets:		
Pension liabilities	$ 36,376	$ 23,005
Stock options	15,700	6,704
Net operating loss carryforwards	7,084	6,631
Vacation	5,325	4,449
Inventory	4,567	3,718
Workers compensation	4,511	3,405
U.S. state tax credits	3,441	2,697
Accruals	2,502	3,104
Other	8,213	5,495
Total gross deferred tax assets	87,719	59,208
Less valuation allowance	(7,033)	(6,326)
Net deferred tax assets	80,686	52,882
Deferred Tax Liabilities:		
Depreciation and amortization	50,683	40,063
Acquisition related intangibles	19,346	2,288
Leases	7,904	7,559
Total gross deferred tax liabilities	77,933	49,910
Net deferred tax assets	$ 2,753	$ 2,972

There is no expiration date on $5.4 million of the tax-effected net operating loss carryforwards. Of the remaining net operating loss carryforwards, $1.7 million (tax effected) will expire in the years 2013 to 2023. The U.S. state tax credit carryforwards of $3.4 million (tax effected) will expire in the years 2014 to 2027.

The Company evaluates the deferred tax assets and records a valuation allowance when it is believed it is more likely than not that the benefit will not be realized. The Company has established a valuation allowance of $4.8 million of the $7.1 million of tax effected net operating loss carry forwards. These losses are in start-up jurisdictions or locations that have not produced an operating profit to date. A valuation allowance of $1.2 million has been established against the $3.4 million of U.S. state tax credit carry forwards. A valuation allowance of $1.0 million has been established related to other future tax deductions in non-U.S. jurisdictions, the benefit of which management believes will not be realized.

The Company repatriated a portion of non-U.S. subsidiary earnings in 2012, 2011, and 2010 in the amounts of $79 million, $82 million, and $81 million, respectively. All of these amounts were received from our European operations except for $1.3 million from Canada in 2012. All repatriations from Europe were from current year earnings and not from funds previously considered permanently reinvested. The $1.3 million of Canadian funds were distributed as completion of our 2009 restructuring activities within Canada. The tax effects related to these repatriations were recorded in the period the repatriation decision was made.

As of December 31, 2012, the Company had $1.1 billion of undistributed earnings from non-U.S. subsidiaries which have been designated as permanently reinvested. The Company has not made a provision for U.S. or additional foreign taxes on this amount as it is not practical to estimate the amount of additional tax that might be payable on these undistributed non-U.S. earnings. These earnings will continue to be reinvested indefinitely and could become subject to additional tax if they were remitted as dividends or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries.

The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $2.4 million would become payable in the event the terms of the grant are not fulfilled.

In January 2013, the United States Congress passed The American Taxpayer Relief Act of 2012. Among other changes, this Act extended the federal research and development tax credit through December 31, 2013. The income tax provision for the first quarter of 2013 will include a discrete net tax benefit for the changes associated with the law changes. The Company does not expect the changes to have a material effect on the first quarter or annual effective tax rate.

INCOME TAX UNCERTAINTIES

The Company provides a liability for the amount of tax benefits realized from uncertain tax positions. A reconciliation of the beginning and ending amount of income tax uncertainties is as follows:

	2012	2011	2010
Balance at January 1	**$ 9,071**	$ 10,893	$ 10,806
Increases based on tax positions for the current year	**245**	150	643
Increases based on tax positions of prior years	**107**	128	2,309
Decreases based on tax positions of prior years	**(257)**	(1,090)	(1,362)
Settlements	**(21)**	(457)	(381)
Lapse of statute of limitations	**(681)**	(553)	(1,122)
Balance at December 31	**$ 8,464**	$ 9,071	$ 10,893

The amount of income tax uncertainties that, if recognized, would impact the effective tax rate is $8.1 million. The Company estimates that it is reasonably possible that the liability for uncertain tax positions will decrease no more than $5 million in the next twelve months from the resolution of various uncertain positions as a result of the completion of tax audits, litigation and the expiration of the statute of limitations in various jurisdictions.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income taxes. As of December 31, 2012, 2011 and 2010, the Company had approximately $1.3 million, $1.4 million and $1.6 million, respectively, accrued for the payment of interest and penalties, of which approximately ($0.1) million, ($0.2) million and ($0.2) million was recognized in income tax expense in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company or its subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. The major tax jurisdictions the Company files in, with the years still subject to income tax examinations, are listed below:

Major Tax Jurisdiction	Tax Years Subject to Examination
United States — Federal	2009 – 2012
United States — State	2004 – 2012
France	2009 – 2012
Germany	2011 – 2012
Italy	2007 – 2012
Switzerland	2002 – 2012

NOTE 6 DEBT

Average borrowings under unsecured lines of credit were $110.3 million and $112.8 million for 2012 and 2011, respectively, and the average annual interest rate on short-term notes payable, which is included in the notes payable caption under current liabilities of the balance sheet was approximately 2.1% for 2012 and 0.7% for 2011. There are no compensating balance requirements associated with short-term borrowings.

On January 31, 2012, the Company entered into a new revolving credit facility that provides for unsecured financing of up to $300 million. This new facility replaces a previously existing $200 million unsecured financing facility that would have matured in 2012 and was cancelled without any early termination penalty on January 31, 2012. The Company initially drew $185 million in borrowings from the new credit facility, of which $165 million was used to repay in full the outstanding obligations under the previous credit facility. Each borrowing under the new credit facility will bear interest at rates based on LIBOR, prime and other similar rates, in each case plus an applicable margin. A facility fee on the total amount of the facility is also payable quarterly, regardless of usage. The applicable margins for borrowings under the new credit facility and the facility fee percentage may change from time to time depending on changes in our consolidated leverage ratio. The representations, covenants and events of default in the new credit facility are substantially similar to the representations, covenants and events of default contained in the previous credit facility. On January 31, 2013, the Company amended the new revolving credit facility to, among other things, add a swingline loan sub-facility and extend the maturity date for the revolving credit facility by one year, to January 31, 2018.

The revolving credit and the senior unsecured debt agreements contain covenants, with which the Company is in compliance, that include certain financial tests.

At December 31, the Company's long-term obligations consisted of the following:

	2012	2011
Notes payable 2.1% – 12.6%, due in monthly and annual installments through 2014	**$ 4,410**	$ 5,654
Senior unsecured notes 5.4%, due in 2013	**25,000**	25,000
Senior unsecured notes 2.3%, due in 2015	**16,000**	16,000
Senior unsecured notes 6.0%, due in 2016	**50,000**	50,000
Senior unsecured notes 6.0%, due in 2018	**75,000**	75,000
Senior unsecured notes 3.8%, due in 2020	**84,000**	84,000
Senior unsecured notes 3.2%, due in 2022	**75,000**	—
Senior unsecured notes 3.4%, due in 2024	**50,000**	—
Capital lease obligations	**2,938**	3,372
	382,348	259,026
Current maturities of long-term obligations	**(29,488)**	(4,116)
Total long-term obligations	**$ 352,860**	$ 254,910

Aggregate long-term maturities, excluding capital lease obligations, which is discussed in Note 7, due annually for the five years beginning in 2013 are $29,068, $342, $16,000, $50,000, $0 and $284,000 thereafter.

NOTE 7 LEASE COMMITMENTS

The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2029. Most of the operating leases contain renewal options and certain leases include options to purchase during or at the end of the lease term.

Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $26,911, $27,558 and $23,382 in 2012, 2011 and 2010, respectively.

Assets recorded under capital leases consist of:

	2012	2011
Buildings	**$ 14,557**	$ 16,861
Accumulated depreciation	**(10,825)**	(10,255)
	$ 3,732	$ 6,606

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2012:

	Capital Leases	Operating Leases
2013	$ 588	$ 15,522
2014	676	12,061
2015	666	9,599
2016	676	7,559
2017	541	5,278
Subsequent to 2017	1,105	21,544
Total minimum lease payments	4,252	$ 71,563
Amounts representing interest	(1,314)	
Present value of future minimum lease payments	2,938	
Lease amount due in one year	(420)	
Total	$ 2,518	

NOTE 8 RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally at least equal to the minimum funding amounts required by the Employee Retirement Income Security Act of 1974, as amended (ERISA). Certain pension commitments under its foreign plans are also funded according to local requirements or at the Company's discretion.

The following table presents the changes in the benefit obligations and plan assets for the most recent two years for the Company's domestic and foreign plans.

	Domestic Plans		Foreign Plans	
	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 111,947	$ 86,186	$ 48,754	$ 46,673
Service cost	7,217	5,436	2,244	2,018
Interest cost	4,913	4,504	2,658	2,518
Business Acquired	—	—	9,148	—
Curtailment/Settlement	—	—	—	(1,052)
Actuarial loss	18,743	18,873	17,905	1,984
Benefits paid	(6,499)	(3,052)	(2,075)	(1,509)
Foreign currency translation adjustment	—	—	1,976	(1,878)
Benefit obligation at end of year	$ 136,321	$ 111,947	$ 80,610	$ 48,754

	Domestic Plans		Foreign Plans	
	2012	2011	2012	2011
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 68,537	$ 60,442	$ 39,835	$ 38,383
Actual return on plan assets	8,342	(1,141)	1,547	(310)
Employer contribution	14,207	12,288	7,381	5,478
Business Acquired	—	—	389	—
Settlements	—	—	—	(1,052)
Benefits paid	(6,499)	(3,052)	(2,075)	(1,509)
Foreign currency translation adjustment	—	—	799	(1,155)
Fair value of plan assets at end of year	$ 84,587	$ 68,537	$ 47,876	$ 39,835
Funded status at end of year	$ (51,734)	$ (43,410)	$ (32,734)	$ (8,919)

The following table presents the funded status amounts recognized in the Company's Consolidated Balance Sheets as of December 31, 2012 and 2011.

	Domestic Plans		Foreign Plans	
	2012	2011	2012	2011
Current liabilities	$ (369)	$ (1,053)	$ (1,187)	$ (79)
Non-current liabilities	(51,365)	(42,357)	(31,547)	(8,840)
	$ (51,734)	$ (43,410)	$ (32,734)	$ (8,919)

The following table presents the amounts not recognized as components of periodic benefit cost that are recognized in accumulated other comprehensive loss as of December 31, 2012 and 2011.

	Domestic Plans		Foreign Plans	
	2012	2011	2012	2011
Net actuarial loss	$ 58,580	$ 46,428	$ 29,265	$ 11,434
Net prior service cost	3	7	4,157	4,518
Tax effects	(21,969)	(17,414)	(10,788)	(5,066)
	$ 36,614	$ 29,021	$ 22,634	$ 10,886

Changes in benefit obligations and plan assets recognized in other comprehensive income in 2012 are as follows:

	Domestic Plans	Foreign Plans
Current year actuarial loss	$ (16,006)	$ (18,306)
Amortization of loss	3,854	475
Amortization of prior service cost	4	361
	$ (12,148)	$ (17,470)

The following table presents the amounts in accumulated other comprehensive loss as of December 31, 2012 expected to be recognized as components of periodic benefit cost in 2013.

	Domestic Plans	Foreign Plans
Amortization of net loss	$ 5,081	$ 1,405
Amortization of prior service cost	3	371
	$ 5,084	$ 1,776

Components of net periodic benefit cost:

	Domestic Plans		
	2012	2011	2010
Service cost	**$ 7,217**	$ 5,436	$ 4,675
Interest cost	**4,913**	4,504	4,106
Expected return on plan assets	**(5,604)**	(4,790)	(4,037)
Amortization of net loss	**3,854**	1,652	628
Amortization of prior service cost	**4**	4	4
Net periodic benefit cost	**$ 10,384**	$ 6,806	$ 5,376
Settlement	**—**	—	—
Total Net periodic benefit cost	**$ 10,384**	$ 6,806	$ 5,376

	Foreign Plans		
	2012	2011	2010
Service cost	**$ 2,244**	$ 2,018	$ 1,677
Interest cost	**2,658**	2,518	2,369
Expected return on plan assets	**(1,538)**	(1,753)	(1,414)
Amortization of net loss	**475**	836	255
Amortization of prior service cost	**361**	455	359
Net periodic benefit cost	**$ 4,200**	$ 4,074	$ 3,246
Curtailment	**—**	—	—
Total Net periodic benefit cost	**$ 4,200**	$ 4,074	$ 3,246

The accumulated benefit obligation ("ABO") for the Company's domestic defined benefit pension plans was $118.8 million and $99.1 million at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for the Company's foreign defined benefit pension plans was $63.6 million and $40.5 million at December 31, 2012 and 2011, respectively.

The following table provides the projected benefit obligation ("PBO"), ABO, and fair value of plan assets for all pension plans with an ABO in excess of plan assets as of December 31, 2012 and 2011.

	Domestic Plans		Foreign Plans	
	2012	2011	2012	2011
Projected benefit obligation	**$ 136,321**	$ 111,947	**$ 77,663**	$ 32,896
Accumulated benefit obligation	**118,804**	99,091	**60,703**	25,064
Fair value of plan assets	**84,587**	68,537	**44,930**	24,280

The following table provides the PBO, ABO, and fair value of plan assets for all pension plans with a PBO in excess of plan assets as of December 31, 2012 and 2011.

	Domestic Plans		Foreign Plans	
	2012	2011	2012	2011
Projected benefit obligation	**$ 136,321**	$ 111,947	**$ 77,663**	$ 34,104
Accumulated benefit obligation	**118,804**	99,091	**60,703**	25,923
Fair value of plan assets	**84,587**	68,537	**44,930**	25,140

Assumptions:

	Domestic Plans		Foreign Plans	
	2012	2011	2012	2011
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	**3.80%**	4.40%	**3.19%**	5.10%
Rate of compensation increase	**4.00%**	4.00%	**3.00%**	3.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	**4.40%**	5.40%	**5.10%**	5.15%
Expected long-term return on plan assets	**7.00%**	7.00%	**3.83%**	4.40%
Rate of compensation increase	**4.00%**	4.00%	**3.00%**	3.00%

The Company develops the expected long-term rate of return assumptions based on historical experience and by evaluating input from the plans' asset managers, including the managers' review of asset class return expectations and benchmarks, economic indicators and long-term inflation assumptions.

In order to determine the 2013 net periodic benefit cost, the Company expects to use the December 31, 2012 discount rates, December 31, 2012 rates of compensation increase assumptions and the same assumed long-term returns on domestic and foreign plan assets used for the 2012 net periodic benefit cost.

The Company's domestic and foreign pension plan weighted-average asset allocations at December 31, 2012 and 2011 by asset category are as follows:

Plan Assets:

	Domestic Plans Assets at December 31,		Foreign Plans Assets at December 31,	
	2012	2011	2012	2011
Equity securities	**60%**	60%	**6%**	—
Fixed income securities	**30%**	32%	**7%**	12%
Infrastructure	**10%**	8%	**—**	—
Money market	**—**	—	**11%**	15%
Investment Funds	**—**	—	**76%**	73%
Total	**100%**	100%	**100%**	100%

The Company's investment strategy for its domestic and foreign pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk. The investment policy strives to have assets sufficiently diversified so that adverse or unexpected results from one security type will not have an unduly detrimental impact on the entire portfolio and accordingly, establishes a target allocation for each asset category within the portfolio. The domestic plan asset allocation is reviewed on a quarterly basis and the foreign plan asset allocation is reviewed annually. Rebalancing occurs as needed to comply with the investment strategy. The domestic plan target allocation for 2013 is 60% equity securities and 40% fixed income securities and infrastructure. The foreign plan target allocation for 2013 is 70% investment funds, 26% fixed income securities, and 4% money market.

Authoritative guidelines require the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

	Domestic Fair Value Measurement at December 31, 2012				Foreign Fair Value Measurement at December 31, 2012			
(In Thousands $)	**Total**	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Cash and Short Term Securities (a)	$ 887	$ 887	$ —	$ —	$ 5,560	$ 5,560	$ —	$ —
USD	—	887	—	—	—	—	—	—
EUR	—	—	—	—	—	5,560	—	—
Equity Securities (a)	$ 42,523	$ 42,523	—	—	$ 2,739	$ 2,739	—	—
US Large Cap Equities	—	17,142	—	—	—	—	—	—
US Small Cap Equities	—	12,523	—	—	—	—	—	—
International Equities	—	12,858	—	—	—	2,739	—	—
Core Fixed Income (a)	$ 24,587	$ 24,587	—	—	—	—	—	—
Corporate debts securities	—	—	—	—	$ 3,187	$ 3,187	—	—
Emerging Market (a)	—	—	—	—	—	3,187	—	—
Hedge Fund (c)	$ 8,575	—	—	$ 8,575	—	—	—	—
Investment Funds	—	—	—	—	$ 36,390	$ 15,163	$ 21,227	—
Mutual Funds in Equities (a)	—	—	—	—	—	5,872	—	—
Mutual Funds Diversified (a&b)	—	—	—	—	—	9,291	21,227	—
Infrastructure (c)	$ 8,015	—	—	$ 8,015	—	—	—	—
Total Investments	$ 84,587	$ 67,997	$ —	$ 16,590	$ 47,876	$ 26,649	$ 21,227	$ —

	Domestic Fair Value Measurement at December 31, 2011				Foreign Fair Value Measurement at December 31, 2011			
(In Thousands $)	**Total**	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Cash and Short Term Securities (a)	$ 96	$ 96	$ —	$ —	$ 5,781	$ 5,781	$ —	$ —
USD	—	96	—	—	—	—	—	—
EUR	—	—	—	—	—	5,781	—	—
Equity Securities (a)	$ 33,264	$ 33,264	—	—	—	—	—	—
US Large Cap Equities	—	14,215	—	—	—	—	—	—
US Small Cap Equities	—	10,077	—	—	—	—	—	—
International Equities	—	8,972	—	—	—	—	—	—
Core Fixed Income (a)	$ 22,010	$ 22,010	—	—	—	—	—	—
Corporate debts securities	—	—	—	—	$ 4,812	$ 4,812	—	—
Euro Corporate Bonds (a)	—	—	—	—	—	4,812	—	—
Hedge Fund (c)	$ 7,497	—	—	$ 7,497	—	—	—	—
Investment Funds	—	—	—	—	$ 29,242	$ 14,076	$ 15,166	—
Mutual Funds in Equities (a)	—	—	—	—	—	5,482	—	—
Mutual Funds Diversified (a&b)	—	—	—	—	—	8,594	15,166	—
Infrastructure (c)	$ 5,670	—	—	$ 5,670	—	—	—	—
Total Investments	$ 68,537	$ 55,370	$ —	$ 13,167	$ 39,835	$ 24,669	$ 15,166	$ —

(a) Based on third party quotation from financial institution.

(b) Based on observable market transactions.

(c) Based on a quarterly statement prepared by the fund manager that reflects contributions, distributions and realized/unrealized gains and losses.

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the year ended December 31, 2012.

	Infrastructure Fund	Hedge Fund
Balance, 12/31/10	$ 5,472	$ 5,508
Purchases, sales and settlements, net	—	1,800
Return on assets held	347	189
Admin fees and other	(149)	—
Balance, 12/31/11	$ 5,670	$ 7,497
Purchases, sales and settlements, net	1,800	1,000
Return on assets held	696	78
Admin fees and other	(151)	—
Balance, 12/31/12	**$ 8,015**	$ 8,575

CONTRIBUTIONS

Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally at least equal to the minimum funding amounts required by ERISA. The Company contributed $14.2 million to its domestic defined benefit plans in 2012 and although the Company has no minimum funding requirement for 2013, we plan to contribute between $10 million and $15 million in 2013. Contributions to fund pension costs accrued under the Company's foreign plans are made in accordance with local laws or at the Company's discretion. The Company contributed approximately $7.4 million to its foreign defined benefit plan in 2012 and expects to contribute approximately $4.3 million in 2013.

ESTIMATED FUTURE BENEFIT PAYMENTS

As of December 31, 2012, the Company expects the plans to make the following estimated benefit payments relating to its defined benefit plans over the next ten years:

	Domestic Plans	Foreign Plans
2013	$ 8,194	$ 2,249
2014	7,652	1,766
2015	7,332	2,705
2016	7,763	2,975
2017	10,272	3,513
2018 – 2022	54,495	23,030

OTHER PLANS

The Company has a non-qualified supplemental pension plan for domestic employees which provides for pension amounts that would have been payable from the Company's principal domestic pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan, which is not funded, was $6.4 million and $4.3 million at December 31, 2012 and 2011, respectively. This amount is included in the liability for domestic plans shown above.

The Company has a defined contribution 401(k) employee savings plan available to substantially all domestic employees. Company matching contributions are made in cash up to a maximum of 3% of the participating employee's salary subject to income tax regulations. For each of the years ended December 31, 2012, 2011 and 2010, total contributions made by the Company to these plans were approximately $2.6 million, $2.4 million and $2.1 million, respectively.

The Company has several foreign defined contribution plans, which require the Company to contribute a percentage of the participating employee's salary according to local regulations. For each of the years ended December 31, 2012, 2011 and 2010, total contributions made by the Company to these plans were approximately $1.8 million, $1.9 million and $1.7 million, respectively.

The Company has no additional postretirement or postemployment benefit plans.

NOTE 9 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company maintains a foreign exchange risk management policy designed to establish a framework to protect the value of the Company's non-functional denominated transactions from adverse changes in exchange rates. Sales of the Company's products can be denominated in a currency different from the currency in which the related costs to produce the product are denominated. Changes in exchange rates on such inter-country sales can impact the Company's results of operations. The Company's policy is not to engage in speculative foreign currency hedging activities, but to minimize its net foreign currency transaction exposure defined as firm commitments and transactions recorded and denominated in currencies other than the functional currency. The Company may use foreign currency forward exchange contracts, options and cross currency swaps to hedge these risks.

The Company maintains an interest rate risk management strategy to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates.

For derivative instruments designated as hedges, the Company formally documents the nature and relationships between the hedging instruments and the hedged items, as well as the risk management objectives, strategies for undertaking the various hedge transactions, and the method of assessing hedge effectiveness. Additionally, in order to designate any derivative instrument as a hedge of an anticipated transaction, the significant characteristics and expected terms of any anticipated transaction must be specifically identified, and it must be probable that the anticipated transaction will occur.

FAIR VALUE HEDGES

The Company maintained an interest rate swap to convert a portion of its fixed-rate debt into variable-rate debt until May 31, 2011. Under the interest rate swap contract, the Company exchanged, at specified intervals, the difference between fixed-rate and floating-rate amounts, which was calculated based on an agreed upon notional amount. On May 31, 2011, this interest rate swap contract matured and was not renewed. No gain or loss was recorded in the income statement in 2011 or 2010 as any hedge ineffectiveness for the periods was immaterial.

CASH FLOW HEDGES

The Company had one foreign currency cash flow hedge until March 15, 2012. A French subsidiary of AptarGroup, AptarGroup Holding SAS, had hedged the risk of variability in Euro equivalent associated with the cash flows of an intercompany loan granted in Brazilian Real. The forward contracts utilized were designated as a hedge of the changes in the cash flows relating to the changes in foreign currency rates relating to the loan and related forecasted interest. On March 15, 2012, the loan and foreign currency forward contracts were repaid.

During the year ended December 31, 2012, the Company did not recognize any net gain (loss) as any hedge ineffectiveness for the period was immaterial, and the Company did not recognize any net gain (loss) related to the portion of the hedging instrument excluded from the assessment of hedge effectiveness.

HEDGE OF NET INVESTMENTS IN FOREIGN OPERATIONS

A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of the Company's foreign entities. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on the Company's financial condition and results of operations. Conversely, a weakening U.S. dollar has an additive effect. The Company in some cases maintains debt in these subsidiaries to offset the net asset exposure. The Company does not otherwise actively manage this risk using derivative financial instruments. In the event the Company plans on a full or partial liquidation of any of its foreign subsidiaries where the Company's net investment is likely to be monetized, the Company will consider hedging the currency exposure associated with such a transaction.

OTHER

As of December 31, 2012, the Company has recorded the fair value of foreign currency forward exchange contracts of $0.3 million in prepayments and other, $1.0 million in miscellaneous other assets, $2.1 million in accounts payable and accrued liabilities and $0.2 million in deferred and other non-current liabilities in the balance sheet. All forward exchange contracts outstanding as of December 31, 2012 had an aggregate contract amount of $95 million.

Fair Value of Derivative Instruments in the Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011

Derivative Contracts Designated as Hedging Instruments	Balance Sheet Location	December 31, 2012	December 31, 2011
Derivative Liabilities			
Foreign Exchange Contracts	Accounts payable and accrued liabilities	$ —	$ 302
		$ —	$ 302
Derivative Contracts Not Designated as Hedging Instruments			
Derivative Assets			
Foreign Exchange Contracts	Prepayments and other	$ 332	$ 520
Foreign Exchange Contracts	Miscellaneous Other Assets	982	—
		$ 1,314	$ 520
Derivative Liabilities			
Foreign Exchange Contracts	Accounts payable and accrued liabilities	$ 2,097	$ 8,383
Foreign Exchange Contracts	Deferred and other non-current liabilities	164	2,005
		$ 2,261	$10,388

The Effect of Derivative Instruments on the Consolidated Statements of Income for the Fourth Quarters Ended December 31, 2012 and December 31, 2011

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion) 2012	2011
Foreign Exchange Contracts	$ —	$ 1
	$ —	$ 1

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain Recognized in Income on Derivative 2012	2011
Foreign Exchange Contracts	Other Income (Expense) Miscellaneous, net	$ 859	$ 368
		$ 859	$ 368

The Effect of Derivative Instruments on the Consolidated Statements of Income for the Fiscal Years Ended December 31, 2012 and December 31, 2011

Derivatives in Cash Flow Hedging Relationships		Amount of Gain Recognized in OCI on Derivative (Effective Portion)	
		2012	2011
Foreign Exchange Contracts		$ —	$ 7
		$ —	$ 7

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative	
		2012	2011
Foreign Exchange Contracts	Other Income (Expense) Miscellaneous, net	$ (457)	$ (2,992)
		$ (457)	$ (2,992)

NOTE 10 COMMITMENTS AND CONTINGENCIES

The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature including the proceeding noted below. While management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations or cash flows, claims and legal proceedings are subject to inherent uncertainties, and unfavorable outcomes could occur that could include amounts in excess of any accruals which management has established. Were such unfavorable final outcomes to occur, it is possible that they could have a material adverse effect on our financial positions, results of operations and cash flows.

In 2010, a competitor filed a lawsuit against certain AptarGroup, Inc. subsidiaries alleging that certain processes performed by a supplier of a specific type of diptube utilized by the AptarGroup, Inc. subsidiaries in the manufacture of a specific type of pump infringes patents owned by the counterparty. This lawsuit sought an injunction barring the manufacture, use, sale and importation of this specific pump for use in fragrance containers. In April 2012, the Company's United States subsidiary was found to have infringed on patents owned by the counterparty within the United States. The ruling does not apply to manufacture or sales of pumps in countries outside the United States and no damages were assessed. The Company has appealed this ruling.

Under its Certificate of Incorporation, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at its request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a directors and officers liability insurance policy that covers a portion of its exposure. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of December 31, 2012.

NOTE 11 PREFERRED STOCK PURCHASE RIGHTS

The Company has a preferred stock purchase rights plan (the "Rights Plan") and each share of common stock has one-half of a preferred share purchase right (a "Right"). Under the terms of the Rights Plan, if a person or group acquires 15% or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price. In addition, under certain circumstances if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Each Right entitles the holder under certain circumstances to buy one one-thousandth of a share of Series B junior participating preferred stock, par value $.01 per share, at an exercise price of $150. Each share of Series B junior participating preferred stock will entitle its holder to 2,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $1 per share or 2,000 times the amount paid to holders of common stock. Currently, 99,000 shares of Series B junior participating preferred stock have been reserved. The Rights will expire on April 7, 2013, unless previously exercised or redeemed at the option of the Board of Directors for $.01 per Right. As of the date of this report, the Board of Directors does not intend to renew or replace such plan.

NOTE 12 STOCK REPURCHASE PROGRAM

The Company repurchased approximately 1.6 million and 2.1 million shares of its outstanding common stock in 2012 and 2011, respectively, at a total cost of $79.8 million and $102.6 million in 2012 and 2011, respectively. Shares repurchased are returned to Treasury Stock. The Company has a remaining authorization at December 31, 2012 to repurchase 2.0 million additional shares. The timing of and total amount expended for the share repurchase program will depend upon market conditions.

NOTE 13 STOCK-BASED COMPENSATION

The Company issues stock options and restricted stock units to employees under Stock Awards Plans approved by shareholders. Stock options are issued to non-employee directors for their services as directors under Director Stock Option Plans approved by shareholders. Options are awarded with the exercise price equal to the market price on the date of grant and generally become exercisable over three years and expire 10 years after grant. Restricted stock units generally vest over three years.

Compensation expense recorded attributable to stock options for the year ended December 31, 2012 was approximately $12.7 million ($8.5 million after tax), or $0.13 per share basic and $0.12 per share diluted. The income tax benefit related to this compensation expense was approximately $4.2 million. Approximately $11.3 million of the compensation expense was recorded in selling, research & development and administrative expenses and the balance was recorded in cost of sales. Compensation expense recorded attributable to stock options for the year ended December 31, 2011 was approximately $13.7 million ($9.6 million after tax), or $0.14 per share basic and diluted. The income tax benefit related to this compensation expense was approximately $4.1 million. Approximately $12.5 million of the compensation expense was recorded in selling, research & development and administrative expenses and the balance was recorded in cost of sales. Compensation expense recorded attributable to stock options for the year ended December 31, 2010 was approximately $11.2 million ($8.0 million after tax), or $0.12 per share basic and $0.11 per share diluted. The income tax benefit related to this compensation expense was approximately $3.2 million. Approximately $9.9 million of the compensation expense was recorded in selling, research & development and administrative expenses and the balance was recorded in cost of sales.

The Company uses historical data to estimate expected life and volatility. The weighted-average fair value of stock options granted under the Stock Awards Plans was $10.35, $11.36 and $9.18 per share in 2012, 2011 and 2010, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Stock Awards Plans: **Years ended December 31,**	**2012**	**2011**	**2010**
Dividend Yield	**1.8%**	1.7%	1.8%
Expected Stock Price Volatility	**22.9%**	23.3%	22.7%
Risk-free Interest Rate	**1.3%**	2.7%	3.6%
Expected Life of Option (years)	**6.9**	6.9	6.9

The fair value of stock options granted under the Director Stock Option Plan in 2012 was $10.59. The fair value of stock options granted under the Director Stock Option Plan in 2011 and 2010 was $12.00 and $10.07, respectively. These values were estimated on the respective date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Director Stock Option Plans: **Years ended December 31,**	**2012**	**2011**	**2010**
Dividend Yield	**1.7%**	1.6%	1.7%
Expected Stock Price Volatility	**22.5%**	22.9%	22.6%
Risk-free Interest Rate	**1.3%**	2.5%	3.4%
Expected Life of Option (years)	**6.9**	6.9	6.9

A summary of option activity under the Company's stock option plans as of December 31, 2012, and changes during the period then ended is presented below:

	Stock Awards Plans		Director Stock Option Plans	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, January 1, 2012	8,345,917	$ 32.90	270,000	$ 37.98
Granted	1,245,300	51.81	85,500	53.72
Exercised	(1,613,616)	25.26	(69,833)	26.24
Forfeited or expired	(98,404)	47.44	(9,000)	48.02
Outstanding at December 31, 2012	7,879,197	$ 37.27	276,667	$ 45.48
Exercisable at December 31, 2012	5,474,974	$ 32.49	121,834	$ 38.09
Weighted-Average Remaining Contractual Term (Years):				
Outstanding at December 31, 2012	6.0			7.8
Exercisable at December 31, 2012	4.9			6.6
Aggregate Intrinsic Value:				
Outstanding at December 31, 2012	$ 87,889			$ 1,412
Exercisable at December 31, 2012	$ 83,577			$ 1,274
Intrinsic Value of Options Exercised During the Years Ended:				
December 31, 2012	$ 42,226			$ 1,674
December 31, 2011	$ 32,782			$ 970
December 31, 2010	$ 31,217			$ 1,151

The fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $12.1 million, $11.1 million and $11.7 million, respectively. Cash received from option exercises was approximately $44.6 million and the tax deduction from option exercises was approximately $11.7 million in the year ended December 31, 2012. As of December 31, 2012, the remaining valuation of stock option awards to be expensed in future periods was $8.7 million and the related weighted-average period over which it is expected to be recognized is 1.4 years.

The fair value of restricted stock grants is the market price of the underlying shares on the grant date. A summary of restricted stock unit activity as of December 31, 2012, and changes during the period then ended is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2012	17,293	$39.21
Granted	17,592	52.52
Vested	(8,440)	37.47
Forfeited	(583)	42.56
Nonvested at December 31, 2012	25,862	$48.76

Compensation expense recorded attributable to restricted stock unit grants for the years ended December 31, 2012, 2011 and 2010 was approximately $501 thousand, $267 thousand and $467 thousand, respectively. The fair value of units vested during the years ended December 31, 2012, 2011 and 2010 was $316 thousand, $346 thousand and $298 thousand, respectively. The intrinsic value of units vested during the years ended December 31, 2012, 2011 and 2010 was $448 thousand, $492 thousand and $330 thousand, respectively. As of December 31, 2012, there was $502 thousand of total unrecognized compensation cost relating to restricted stock unit awards which is expected to be recognized over a weighted average period of 1.6 years.

NOTE 14 EARNINGS PER SHARE

The reconciliation of basic and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the Year Ended December 31, 2012			
Basic EPS			
Income available to common stockholders	**$ 162,612**	**66,392**	**$ 2.45**
Effect of Dilutive Securities			
Stock options		**1,990**	
Restricted stock	**—**	**13**	
Diluted EPS			
Income available to common stockholders	**$ 162,612**	**68,395**	**$ 2.38**
For the Year Ended December 31, 2011			
Basic EPS			
Income available to common stockholders	$ 183,683	66,553	$ 2.76
Effect of Dilutive Securities			
Stock options		2,714	
Restricted stock	—	7	
Diluted EPS			
Income available to common stockholders	$ 183,683	69,274	$ 2.65
For the Year Ended December 31, 2010			
Basic EPS			
Income available to common stockholders	$ 173,481	67,344	$ 2.58
Effect of Dilutive Securities			
Stock options		2,458	
Restricted stock	—	13	
Diluted EPS			
Income available to common stockholders	$ 173,481	69,815	$ 2.48

NOTE 15 SEGMENT INFORMATION

The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized into three reporting segments. Operations that sell dispensing systems primarily to the personal care, beauty and home care markets form the Beauty + Home segment. Operations that sell dispensing systems to the prescription drug and consumer health care markets form the Pharma segment. Operations that sell dispensing systems primarily to the food and beverage markets form the Food + Beverage segment.

The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies. The Company evaluates performance of its business segments and allocates resources based upon segment income. Segment income is defined as earnings before interest expense in excess of interest income, certain corporate expenses, restructuring initiatives and income taxes.

Financial information regarding the Company's reportable segments is shown below:

Years Ended December 31,	2012	2011	2010
Total Sales:			
Beauty + Home	$ 1,468,599	$ 1,531,479	$ 1,391,335
Pharma	588,853	554,708	476,376
Food + Beverage	288,995	269,968	222,629
Corporate & Other	—	7	170
Total Sales	$ 2,346,447	$ 2,356,162	$ 2,090,510
Less: Intersegment Sales:			
Beauty + Home	$ 14,659	$ 15,174	$ 11,270
Pharma	160	778	129
Food + Beverage	592	3,020	2,227
Corporate & Other	—	7	165
Total Intersegment Sales	$ 15,411	$ 18,979	$ 13,791
Net Sales:			
Beauty + Home	$ 1,453,940	$ 1,516,305	$ 1,380,065
Pharma	588,693	553,930	476,247
Food + Beverage	288,403	266,948	220,402
Corporate & Other	—	—	5
Net Sales	$ 2,331,036	$ 2,337,183	$ 2,076,719
Segment Income (1):			
Beauty + Home	$ 123,527	$ 130,818	$ 132,218
Pharma	141,912	164,390	134,531
Food + Beverage	30,415	27,801	27,843
Restructuring Initiatives	(4,678)	71	(93)
Corporate & Other	(33,849)	(36,560)	(28,991)
Income before interest and taxes	$ 257,327	$ 286,520	$ 265,508
Interest expense, net	(15,954)	(11,578)	(11,123)
Income before income taxes	$ 241,373	$ 274,942	$ 254,385
Depreciation and Amortization (1):			
Beauty + Home	$ 82,828	$ 90,038	$ 91,891
Pharma	33,122	28,084	26,638
Food + Beverage	15,605	13,413	12,065
Restructuring Initiatives	1,576	—	—
Corporate & Other	3,891	2,708	2,365
Depreciation and Amortization	$ 137,022	$ 134,243	$ 132,959
Capital Expenditures:			
Beauty + Home	$ 97,010	$ 101,913	$ 75,659
Pharma	24,953	26,911	19,401
Food + Beverage	32,282	47,135	15,421
Corporate & Other	19,808	3,733	8,323
Capital Expenditures	$ 174,053	$ 179,692	$ 118,804
Total Assets:			
Beauty + Home	$ 1,240,101	$ 1,232,009	$ 1,180,928
Pharma	659,132	404,939	354,512
Food + Beverage	233,553	199,170	140,931
Corporate & Other	191,626	323,177	356,347
Total Assets	$ 2,324,412	$ 2,159,295	$ 2,032,718

(1) The Company evaluates performance of its business units and allocates resources based upon segment income. Segment income is defined as earnings before net interest expense, certain corporate expenses, restructuring initiatives

and income taxes. Restructuring Initiatives and related Depreciation includes the following income/(expense) items for the twelve months ended December 31, 2012, 2011 and 2010 as follows:

Years Ended December 31,	2012	2011	2010
EOO Plan			
Depreciation	$ 1,576	$ —	$ —
Employee Severance and Other Costs	3,314	—	—
Prior Year Initiatives	(212)	(71)	93
Total Depreciation and Restructuring Initiatives Expense	$ 4,678	$ (71)	$ 93
Depreciation and Restructuring Initiatives Expense by Segment			
Beauty + Home	$ 4,787	$ (70)	$ 46
Pharma	—	—	—
Food + Beverage	(109)	(1)	47
Total Depreciation and Restructuring Initiatives Expense	$ 4,678	$ (71)	$ 93

GEOGRAPHIC INFORMATION

The following are net sales and long-lived asset information by geographic area and product information for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Net Sales to Unaffiliated Customers (1):			
United States	$ 650,637	$ 636,060	$ 594,467
Europe:			
France	650,226	630,172	557,595
Germany	311,205	308,847	255,013
Italy	144,163	168,885	152,138
Other Europe	163,695	232,132	226,293
Total Europe	1,269,289	1,340,036	1,191,039
Other Foreign Countries	411,110	361,087	291,213
Total	$ 2,331,036	$ 2,337,183	$ 2,076,719
Plant, Property & Equipment:			
United States	$ 191,697	$ 174,029	$ 174,831
Europe:			
France	251,015	199,975	202,954
Germany	137,203	136,136	138,027
Italy	65,743	68,684	73,353
Other Europe	72,404	64,921	59,859
Total Europe	526,365	469,716	474,193
Other Foreign Countries	130,171	110,970	75,960
Total	$ 848,233	$ 754,715	$ 724,984
Product Net Sales Information:			
Pumps	$ 1,044,226	$ 1,114,276	$ 1,011,992
Closures	605,493	615,243	527,772
Valves	327,251	316,900	299,042
Other	354,066	290,764	237,913
Total	$ 2,331,036	$ 2,337,183	$ 2,076,719

(1) Sales are attributed to countries based upon where the sales invoice to unaffiliated customers is generated.

No single customer represents 10% or more of the Company's net sales in 2012, 2011 or 2010.

NOTE 16 ACQUISITIONS

On July 3, 2012, the Company completed its acquisition of Rumpler—Technologies S.A., together with its direct and indirect subsidiaries ("Stelmi"). Stelmi is a producer of elastomer primary packaging components for injectable drug delivery and operates two manufacturing plants located in the Normandy region of France and also has a research and development facility located near Paris. The Company acquired all of the shares of Stelmi. The purchase price paid for Stelmi (net of cash acquired) was approximately $188 million and was funded by cash on hand.

Stelmi contributed net sales of $56.8 million and pretax income of $1.5 million (including $6.6 million of fair value and other acquisition adjustments) for the year ended December 31, 2012. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Pharma reporting segment.

For the year ended December 31, 2012, we recognized $5.9 million in transaction costs related to the acquisition of Stelmi. These costs are reflected in the selling, research & development and administrative section of the Consolidated Statements of Income.

The following table summarizes the assets acquired and liabilities assumed as of the acquisition date at estimated fair value. If additional information is obtained about these assets and liabilities within the measurement period (not to exceed one year from the date of acquisition), the Company may refine its estimates of fair value to allocate the purchase price more accurately. During the fourth quarter the Company recorded insignificant measurement period adjustments related to changes in estimates of fair value. These adjustments are included in the amounts presented in the table below.

	July 3, 2012
Assets	
Cash and equivalents	$ 68,335
Accounts receivable	23,540
Inventories	16,826
Prepaid and other	3,256
Property, plant and equipment	42,073
Goodwill	111,031
Intangible assets	47,134
Other miscellaneous assets	6,092
Liabilities	
Current maturities of long-term obligations	675
Accounts payable and accrued liabilities	26,064
Long-term obligations	885
Deferred income taxes	22,440
Retirement and deferred compensation plans	12,049
Net assets acquired	$ 256,174

The following table is a summary of the fair value estimates of the acquired identifiable intangible assets and weighted-average useful lives as of the acquisition date:

	Weighted-Average Useful Life (in years)	Estimated Fair Value of Asset
Customer relationships	15	$ 7,438
Technology	15	37,191
Trademark	4	2,505
Total		$ 47,134

Goodwill in the amount of $111.0 million was recorded for the acquisition of Stelmi and is included in the Pharma segment. Goodwill is calculated as the excess of the consideration transferred over the net assets acquired and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill largely consists of leveraging the Company's commercial presence in selling the Stelmi line of products in markets where Stelmi didn't previously operate and the ability of Stelmi to maintain its competitive advantage from a technical viewpoint. Goodwill will not be amortized, but will be tested for impairment at least annually. We do not expect any of the goodwill will be deductible for tax purposes.

The unaudited pro forma results presented below include the effects of the Stelmi acquisition as if it had occurred as of January 1, 2011. The unaudited pro forma results reflect certain adjustments related to the acquisition, such as the amortization associated with estimates for the acquired intangible assets and fair value adjustments for inventory. The 2012 supplemental pro forma earnings were adjusted to exclude $4.2 million (after tax) of transaction costs, including consulting, legal, and advisory fees. The 2012 supplemental pro forma earnings were adjusted to exclude $2.5 million (after tax) of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. The 2011 supplemental pro forma earnings were adjusted to include these adjustments.

The pro forma results do not include any synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been completed on the dates indicated.

	Year Ended December 31,	
	2012	**2011**
Net Sales	**$ 2,395**	$ 2,453
Net Income Attributable to AptarGroup Inc.	**174**	188
Net Income per common share — basic	**2.62**	2.82
Net Income per common share — diluted	**2.54**	2.71

In November 2011, the Company acquired a 20% minority investment in Oval Medical Technologies Limited (Oval Medical) for approximately $3.2 million. In February 2012, the Company acquired an additional 2% minority investment for approximately $0.3 million. Oval Medical has broad expertise in the design and development of injectable drug delivery devices. This investment represents an opportunity for the Pharma segment to enter a new category and broaden our product portfolio and customer reach. This investment is being accounted for under the equity method of accounting from the date of acquisition.

In October 2011, the Company acquired TKH Plastics Pvt Ltd ("TKH"), a leading provider of injection molded dispensing closures in India for approximately $17 million in cash and approximately $1 million in assumed debt. The acquisition will allow the Company to expand its geographical presence in India. After allocating a portion of the purchase price to fixed and intangible assets, goodwill of approximately $10.9 million was recorded on the transaction. The results of operations subsequent to the acquisition are included in the reported income statement. TKH is included in the Beauty + Home reporting segment.

In March 2010, the Company acquired certain equipment, inventory and intellectual property rights related to sealing and pull-ring technology for approximately $3.0 million in cash. No debt was assumed in the transaction. The purchase price approximated the fair value of the assets acquired and therefore no goodwill was recorded. The results of operations subsequent to the acquisition are included in the statement of income. The assets acquired are included in the Food+ Beverage reporting segment.

The Oval Medical and TKH acquisitions described above did not have a material impact on the results of operations in 2012, 2011 or 2010 and therefore pro forma information is not presented.

NOTE 17 QUARTERLY DATA (UNAUDITED)

Quarterly results of operations and per share information for the years ended December 31, 2012 and 2011 are as follows:

	Quarter				Total
	First	Second	Third	Fourth	for Year
Year Ended December 31, 2012:					
Net sales	**$ 592,498**	**$ 577,503**	**$ 589,598**	**$ 571,437**	**$ 2,331,036**
Gross profit (1)	**159,223**	**154,998**	**148,214**	**144,391**	**606,826**
Net Income	**43,813**	**41,652**	**42,101**	**34,854**	**162,420**
Net Income Attributable to AptarGroup, Inc.	**43,809**	**41,686**	**42,127**	**34,990**	**162,612**
Per Common Share — 2012:					
Net Income Attributable to AptarGroup, Inc.					
Basic	**$ .66**	**$ .63**	**$ .63**	**$ .53**	**$ 2.45**
Diluted	**.64**	**.61**	**.62**	**.52**	**2.38**
Dividends declared	**.22**	**.22**	**.22**	**.22**	**.88**
Stock price high (2)	**55.00**	**55.49**	**53.19**	**53.36**	**55.49**
Stock price low (2)	**51.01**	**49.36**	**47.56**	**45.19**	**45.19**
Average number of shares outstanding:					
Basic	**66,196**	**66,580**	**66,541**	**66,249**	**66,392**
Diluted	**68,785**	**68,758**	**68,353**	**67,846**	**68,395**
Year Ended December 31, 2011:					
Net sales	$ 576,518	$ 614,929	$ 601,196	$ 544,540	$ 2,337,183
Gross profit (1)	160,948	171,568	161,109	143,224	636,849
Net Income	44,468	51,287	49,243	38,632	183,630
Net Income Attributable to AptarGroup, Inc.	44,477	51,289	49,297	38,620	183,683
Per Common Share — 2011:					
Net Income Attributable to AptarGroup, Inc.					
Basic	$ .66	$ .77	$ .74	$ .59	$ 2.76
Diluted	.64	.74	.72	.57	2.65
Dividends declared	.18	.18	.22	.22	.80
Stock price high (2)	50.19	53.80	54.66	52.87	54.66
Stock price low (2)	46.50	48.85	44.66	41.98	41.98
Average number of shares outstanding:					
Basic	66,926	66,939	66,381	65,976	66,553
Diluted	69,914	69,438	68,677	68,159	69,274

(1) Gross profit is defined as net sales less cost of sales and depreciation.
(2) The stock price high and low amounts are based upon intra-day New York Stock Exchange composite price history.

NOTE 18 FAIR VALUE

Authoritative guidelines require the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

As of December 31, 2012, the fair values of our financial assets and liabilities were categorized as follows:

	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Forward exchange contracts (1)	**$1,314**	**$ —**	**$1,314**	**$ —**
Total assets at fair value	**$1,314**	**$ —**	**$1,314**	**$ —**
Liabilities				
Forward exchange contracts (1)	**$2,261**	**$ —**	**$2,261**	**$ —**
Total liabilities at fair value	**$2,261**	**$ —**	**$2,261**	**$ —**

As of December 31, 2011, the fair values of our financial assets and liabilities were categorized as follows:

	Total	**Level 1**	**Level 2**	**Level 3**
Assets				
Forward exchange contracts (1)	$ 520	$ —	$ 520	$ —
Total assets at fair value	$ 520	$ —	$ 520	$ —
Liabilities				
Forward exchange contracts (1)	$10,690	$ —	$10,690	$ —
Total liabilities at fair value	$10,690	$ —	$10,690	$ —

(1) Market approach valuation technique based on observable market transactions of spot and forward rates.

The carrying amounts of the Company's other current financial instruments such as cash and equivalents, notes payable and current maturities of long-term obligations approximate fair value due to the short-term maturity of the instrument. The Company considers its long-term obligations a Level 2 liability and utilizes the market approach valuation technique based on interest rates that are currently available to the Company for issuance of debt with similar terms and maturities. The estimated fair value of the Company's long-term obligations was $382 million as of December 31, 2012 and $283 million as of December 31, 2011.

NOTE 19 RESTRUCTURING INITIATIVES

On November 1, 2012, the Company announced a plan to optimize certain capacity in Europe (EOO). Due to increased production efficiencies and to better position the Company for future growth in Europe, AptarGroup will transfer and consolidate production capacity involving twelve facilities. Two facilities, one in Italy and one in Switzerland, are expected to close and will impact approximately 170 employees. The locations involved in the operations optimization plan are facilities that are serving the beauty, personal care, food, beverage, and consumer health care markets. The total costs associated with the plan are estimated to be approximately €14 million (approximately $19 million using current exchange rates) of which approximately €4 million (approximately $6 million using current exchange rates) relates to non-cash expenses and will be included in depreciation and amortization in the Consolidated Statements of Income. As of December 31, 2012 we have recorded the following activity associated with our EOO plan:

	Beginning Reserve at 12/31/11	Net Charges for the Year Ended 12/31/12	Cash Paid	FX Impact	Ending Reserve at 12/31/12
Employee severance	$ —	$3,142	$ —	$ 16	$3,158
Other costs	—	172	(172)	—	—
Totals	$ —	$3,314	$ (172)	$ 16	$3,158

In addition to the above charges, $1.6 million of accelerated depreciation was incurred in the fourth quarter of 2012. This, as well as future amounts, will be included within depreciation and amortization in the Consolidated Statements of Income.

In the second quarter of 2009, the Company announced a plan to consolidate two French dispensing closure manufacturing facilities and several sales offices in North America and Europe and has subsequently expanded the program to include additional headcount reductions. The total costs associated with this consolidation/severance program are $7.4 million. The plan has been substantially completed, subject to the settlement of remaining reserve balances.

As of December 31, 2012 we have recorded the following activity associated with our above consolidation/severance programs:

	Beginning Reserve at 12/31/11	Net Charges for the Year Ended 12/31/12	Cash Paid	FX Impact	Ending Reserve at 12/31/12
Employee severance	$1,130	$(247)	$ (785)	$ 1	$ 99
Other costs	17	35	(51)	(1)	—
Totals	$1,147	$(212)	$ (836)	$ —	$ 99

NOTE 20 CAPITAL STOCK

We have 199 million authorized shares of common stock. The number of shares of common stock and treasury stock and the share activity were as follows:

	Common Shares		Treasury Shares	
	2012	2011	2012	2011
Balance at the beginning of the year	**82,773,322**	81,796,938	**16,921,022**	15,047,020
Employee option exercises	**1,234,163**	933,175	**(379,453)**	(196,817)
Director option exercises	**69,833**	34,500	**—**	—
Restricted stock vestings	**9,023**	8,709	**—**	—
Common stock repurchases	**—**	—	**1,616,433**	2,070,819
Balance at the end of the year	**84,086,341**	82,773,322	**18,158,002**	16,921,022

The cash dividends paid on the common stock for the years ended December 31, 2012, 2011, and 2010 aggregated $58.4 million, $53.3 million and $44.5 million, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AptarGroup, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting", under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management Report on Internal Control Over Financial Reporting, management has excluded Stelmi from its assessment of internal control over financial reporting as of December 31, 2012 because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Stelmi from our audit of internal control over financial reporting. Stelmi is a wholly-owned subsidiary, whose total assets and total revenues represent 12% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
February 28, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management has evaluated, with the participation of the chief executive officer and chief financial officer of the Company, the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these controls and procedures were effective as of such date.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. On July 3, 2012, the Company completed its acquisition of Stelmi as discussed in the Acquisitions footnote to the Company's Consolidated Financial Statements. Management excluded Stelmi from its assessment of the Company's internal control over financial reporting as it was acquired during the fiscal year. Stelmi is a wholly-owned subsidiary; whose total assets and total revenues represent 12% and 2%, respectively, of the Consolidated Financial Statement amounts as of and for the year ended December 31, 2012. The Company's management has evaluated, with the participation of the chief executive officer and chief financial officer of the Company, the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation under the framework in *Internal Control—Integrated Framework*, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers LLP, independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears on page 59.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended December 31, 2012, the Company implemented an enterprise resource planning system at one entity located in the United States. Consequently, the control environment has been modified at these locations. Other than this item, no other changes in the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the Company's fiscal quarter ended December 31, 2012 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required to be furnished in this part of the Form 10-K has been omitted because the Company will file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 no later than April 30, 2013.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors may be found under the caption "Proposal 1—Election of Directors" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 8, 2013 (the "2013 Proxy Statement") and is incorporated herein by reference.

Information with respect to executive officers may be found under the caption "Executive Officers" in Part I of this report and is incorporated herein by reference.

Information with respect to audit committee members and audit committee financial experts may be found under the caption "Corporate Governance—Audit Committee" in the 2013 Proxy Statement and is incorporated herein by reference.

Information with respect to the Company's Code of Business Conduct and Ethics may be found under the caption "Corporate Governance—Code of Business Conduct and Ethics" in the 2013 Proxy Statement and is incorporated herein by reference. Our Code of Business Conduct and Ethics is available through the Corporate Governance link on the Investor Relations page of our website (www.aptar.com).

The information set forth under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the headings "Board Compensation", "Executive Officer Compensation" and "Compensation Committee Report" in the 2013 Proxy Statement is incorporated herein by reference. The information included under the heading "Compensation Committee Report" in the 2013 Proxy Statement shall not be deemed to be "soliciting" material or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the heading "Security Ownership of Certain Beneficial Owners, Directors and Management" and "Equity Compensation Plan Information" in the 2013 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the heading "Transactions with Related Persons" and "Corporate Governance—Independence of Directors" in the 2013 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to the independent registered public accounting firm fees and services may be found under the caption "Proposal 3—Ratification of the Appointment of PricewaterhouseCoopers LLP as the Independent Registered Public Accounting Firm for 2013" in the 2013 Proxy Statement. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

	Description	
1)	*All Financial Statements*	
	The financial statements are set forth under Item 8 of this report on Form 10-K	
	Consolidated Statements of Income	27
	Consolidated Statements of Comprehensive Income	28
	Consolidated Balance Sheets	29
	Consolidated Statements of Cash Flows	31
	Consolidated Statements of Changes in Equity	32
	Notes to Consolidated Financial Statements	33
	Report of Independent Registered Public Accounting Firm	59
2)	*II – Valuation and Qualifying Accounts*	63

All other schedules have been omitted because they are not applicable or not required.

(b) Exhibits required by Item 601 of Regulation S-K are incorporated by reference to the Exhibit Index on pages 63-66 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Crystal Lake, State of Illinois on this 28th day of February 2013.

AptarGroup, Inc.
(Registrant)

By /s/ ROBERT W. KUHN
Robert W. Kuhn
Executive Vice President,
Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ KING HARRIS King Harris	Chairman of the Board and Director	February 28, 2013
/s/ STEPHEN J. HAGGE Stephen J. Hagge	President and Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2013
/s/ ROBERT W. KUHN Robert W. Kuhn	Executive Vice President, Chief Financial Officer and Secretary (Principal Accounting and Financial Officer)	February 28, 2013
/s/ ALAIN CHEVASSUS Alain Chevassus	Director	February 28, 2013
/s/ LESLIE DESJARDINS Leslie Desjardins	Director	February 28, 2013
/s/ GEORGE L. FOTIADES George L. Fotiades	Director	February 28, 2013
/s/ LEO A. GUTHART Leo A. Guthart	Director	February 28, 2013
/s/ GIOVANNA KAMPOURI-MONNAS Giovanna Kampouri-Monnas	Director	February 28, 2013
/s/ PETER PFEIFFER Peter Pfeiffer	Director	February 28, 2013
/s/ DR. JOANNE C. SMITH Dr. Joanne C. Smith	Director	February 28, 2013
/s/ RALF WUNDERLICH Ralf Wunderlich	Director	February 28, 2013

AptarGroup, Inc.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2012, 2011 and 2010

Dollars in thousands

	Balance at Beginning Of Period	Charged to Costs and Expenses	Deductions from Reserve (a)	Balance at End of Period
2012				
Allowance for doubtful accounts	**$ 8,257**	**$ (595)**	**$ (911)**	**$ 6,751**
Deferred tax valuation allowance	**6,326**	**1,362**	**(655)**	**7,033**
2011				
Allowance for doubtful accounts	$ 8,560	$ 1,642	$ (1,945)	$ 8,257
Deferred tax valuation allowance	5,619	1,020	(313)	6,326
2010				
Allowance for doubtful accounts	$ 9,923	$ (252)	$ (1,111)	$ 8,560
Deferred tax valuation allowance	5,480	1,344	(1,205)	5,619

(a) Write-off accounts considered uncollectible, net of recoveries and foreign currency impact adjustments.

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Share Purchase Agreement, dated as of May 30, 2012, between Mr. Jean-Jacques Rumpler, Mr. Gérard Rumpler, Ms. Annette Pomerat, Ms. Evelyne Fournier Rumpler and Aptargroup Holding SAS, filed as Exhibit 2.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2012 (File No. 1-11846), is hereby incorporated by reference.
3(i)	Amended and Restated Certificate of Incorporation of AptarGroup, Inc., as amended, filed as Exhibit 4(a) to AptarGroup Inc.'s Registration Statement on Form S-8, Registration Number 333-152525, filed on July 25, 2008 (the "Form S-8"), is hereby incorporated by reference.
3(ii)	Amended and Restated By-Laws of the Company, filed as Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-11846), is hereby incorporated by reference.
4.1	Rights Agreement dated as of April 7, 2003 between the Company and Wells Fargo, as successor rights agent, which includes the Form of Rights Certificate as Exhibit B, filed as Exhibit 1 to the Company's Registration Statement on Form 8-A filed on April 7, 2003 (File No. 1-11846), is hereby incorporated by reference.
4.2	Certificate of Designation to the Series B Junior Participating Preferred Stock of the Company, dated April 7, 2003, filed as Exhibit 2 of the Company's Registration Statement on Form 8-A filed on April 7, 2003 (File No. 1-11846), is hereby incorporated by reference.
	The Company hereby agrees to provide the Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries as are specified by item 601(b)(4)(iii)(A) of Regulation S-K.
4.3	Credit Agreement dated as of January 31, 2012 among AptarGroup, Inc. and the financial institutions party thereto as Lenders, Wells Fargo Bank, National Association, as administrative agent, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, HSBC Bank USA, N.A. and Union Bank, N.A., as co-documentation agents, and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunners, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 3, 2012 (File No. 1-11846), is hereby incorporated by reference (replaced herein by Exhibit 4.4).
4.4*	Amendment No. 1 to Credit Agreement dated as of January 31, 2013 by and among AptarGroup, Inc., and the financial institutions party thereto as Lenders and Wells Fargo Bank, National Association, as administrative agent and swingline lender.
4.5	Note Purchase Agreement dated as of July 31, 2006, among AptarGroup, Inc. and the purchasers listed on Schedule A thereto, filed as Exhibit 4.2 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2006 (File No. 1-11846), is hereby incorporated by reference.
4.6	Form of AptarGroup, Inc. 6.04% Series 2006-A Senior Notes Due July 31, 2016, filed as Exhibit 4.3 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2006 (File No. 1-11846), is hereby incorporated by reference.

Exhibit Number	Description
4.7	Note Purchase Agreement dated as of July 31, 2008, among AptarGroup, Inc. and the purchasers listed on Schedule A thereto, filed as Exhibit 4.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-11846), is hereby incorporated by reference.
4.8	Form of AptarGroup, Inc. 5.41% Series 2008-A-1 Senior Notes Due July 31, 2013, filed as Exhibit 4.2 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-11846), is hereby incorporated by reference.
4.9	Form of AptarGroup, Inc. 6.03% Series 2008-A-2 Senior Notes Due July 31, 2018, filed as Exhibit 4.2 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-11846), is hereby incorporated by reference.
4.10	First Amendment to 2006 Note Purchase Agreement, dated as of November 30, 2010, among the Company and each of the institutions listed as signatories thereto, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 1, 2010 (File No. 1-11846), is hereby incorporated by reference.
4.11	First Amendment to 2008 Note Purchase Agreement, dated as of November 30, 2010, among the Company and each of the institutions listed as signatories thereto, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 1, 2010 (File No. 1-11846), is hereby incorporated by reference.
4.12	Supplemental Note Purchase Agreement, dated as of November 30, 2010, among the Company and each of the purchasers listed in Exhibit A thereto, filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on December 1, 2010 (File No. 1-11846), is hereby incorporated by reference.
4.13	Form of AptarGroup, Inc. 2.33% Series 2008-B-1 Senior Notes due November 30, 2015, filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed on December 1, 2010 (File No. 1-11846), is hereby incorporated by reference.
4.14	Form of AptarGroup, Inc. 3.78% Series 2008-B-2 Senior Notes due November 30, 2020, filed as Exhibit 4.5 to the Company's Current Report on Form 8-K filed on December 1, 2010 (File No. 1-11846), is hereby incorporated by reference.
4.15	Second Supplemental Note Purchase Agreement, dated as of September 5, 2012, among the Company and each of the purchasers listed in Exhibit A thereto, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 5, 2012 (File No. 1-11846), is hereby incorporated by reference.
4.16	Form of AptarGroup, Inc. 3.25% Series 2008-C-1 Senior Notes Due September 5, 2022, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on September 5, 2012 (File No. 1-11846), is hereby incorporated by reference.
4.17	Form of AptarGroup, Inc. 3.40% Series 2008-C-2 Senior Notes Due September 5, 2024, filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on September 5, 2012 (File No. 1-11846), is hereby incorporated by reference.
10.1	AptarGroup, Inc. 2000 Stock Awards Plan, filed as Appendix A to the Company's Proxy Statement, dated April 6, 2000 (File No. 1-11846), is hereby incorporated by reference.**
10.2	AptarGroup, Inc. 2000 Director Stock Option Plan, filed as Appendix B to the Company's Proxy Statement, dated April 6, 2000 (File No. 1-11846), is hereby incorporated by reference.**
10.3	AptarGroup, Inc. 2004 Stock Awards Plan, filed as Appendix A to the Company's Proxy Statement, dated March 26, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.4	AptarGroup, Inc. 2004 Director Stock Option Plan, filed as Appendix B to the Company's Proxy Statement, dated March 26, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.5	AptarGroup, Inc., Stock Option Agreement for Employees pursuant to the AptarGroup, Inc. 2004 Stock Awards Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.6	AptarGroup, Inc. Stock Option Agreement for Non-Employee Directors pursuant to the AptarGroup, Inc. 2004 Director Option Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.7	AptarGroup, Inc. Stock Option Agreement for Employees pursuant to the AptarGroup, Inc. 2000 Stock Awards Plan, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.8	AptarGroup, Inc. Restricted Stock Unit Award Agreement pursuant to the AptarGroup, Inc. 2000 Stock Awards Plan, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.9	Supplementary Pension Plan—France dated August 24, 2001, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-11846), is hereby incorporated by reference.**

Exhibit Number	Description
10.10	AptarGroup, Inc. Supplemental Retirement Plan dated October 6, 2008, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 1-11846), is hereby incorporated by reference.**
10.11	Indemnification Agreement dated January 1, 1996 of King Harris, filed as Exhibit 10.25 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2001 (File No. 1-11846), is hereby incorporated by reference.**
10.12	Employment Agreement effective January 1, 2012 of Stephen J. Hagge, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2012 (File No. 1-11846), is hereby incorporated by reference.**
10.13	Employment Agreement effective January 1, 2012 of Robert W. Kuhn, filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2012 (File No. 1-11846), is hereby incorporated by reference.**
10.14	Employment Agreement effective January 1, 2012 of Patrick F. Doherty, filed as Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2012 (File No. 1-11846), is hereby incorporated by reference.**
10.15	Employment Agreement effective January 1, 2012 of Eldon W. Schaffer, filed as Exhibit 10.4 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2012 (File No. 1-11846), is hereby incorporated by reference.**
10.16	Employment Agreement dated January 18, 2008 of Olivier Fourment, filed as Exhibit 10.9 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-11846), is hereby incorporated by reference.**
10.17	Employment Agreement dated October 1, 2010 of Ursula Saint Léger, filed as Exhibit 10.21 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 1-11846), is hereby incorporated by reference. **
10.18	Consulting Agreement between AptarGroup, Inc. and Peter Pfeiffer dated November 2, 2011, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2011 (File No. 1-11846), is hereby incorporated by reference.**
10.19	AptarGroup, Inc. Annual Bonus Plan, filed as Exhibit 10.2 to AptarGroup, Inc.'s Current Report on Form 8-K filed on May 1, 2008, is hereby incorporated by reference.**
10.20	AptarGroup, Inc. 2008 Stock Option Plan, filed as Exhibit 10.3 to AptarGroup, Inc.'s Current Report on Form 8-K filed on May 1, 2008, is hereby incorporated by reference.**
10.21	AptarGroup, Inc. 2008 Director Stock Option Plan, filed as Exhibit 10.1 to AptarGroup, Inc.'s Current Report on Form 8-K filed on May 1, 2008, is hereby incorporated by reference.**
10.22	Form of AptarGroup, Inc. Stock Option Agreement for Employees pursuant to the AptarGroup, Inc. 2008 Stock Option Plan, filed as Exhibit 10.4 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-11846), is hereby incorporated by reference.**
10.23	Form of AptarGroup, Inc. Stock Option Agreement for Non-Employee Directors pursuant to the AptarGroup, Inc. 2008 Director Stock Option Plan, filed as Exhibit 10.5 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-11846), is hereby incorporated by reference.**
10.24	Form of AptarGroup, Inc. Restricted Stock Unit Award Agreement pursuant to the AptarGroup, Inc. 2004 Stock Awards Plan, filed as Exhibit 10.6 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-11846), and amended as of January 1, 2010.**
10.25	Form of AptarGroup, Inc. Stock Option Agreement for Employees pursuant to the AptarGroup, Inc. 2011 Stock Awards Plan, filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2011 (File No. 1-11846), is hereby incorporated by reference.**
10.26	Form of AptarGroup, Inc. Restricted Stock Unit Award Agreement pursuant to the AptarGroup, Inc. 2011 Stock Awards Plan, filed as Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2011 (File No. 1-11846), is hereby incorporated by reference.**
10.27	AptarGroup, Inc. 2011 Stock Awards Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 10, 2011 (File No. 1-11846), is hereby incorporated by reference.**
21*	List of Subsidiaries.
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
101*	The following financial information from AptarGroup, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013, formatted in Extensible Business Reporting Language (XBRL): (1) the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010, (2) the consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010, (3) the consolidated balance sheets as of December 31, 2012 and 2011, (4) the consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010, (5) the consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 and (6) notes to the consolidated financial statements, tagged as blocks of text.

* Filed herewith.

** Management contract or compensatory plan or arrangement.

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executive officers, directors and board committees

EXECUTIVE OFFICERS

STEPHEN J. HAGGE
61, President and
Chief Executive Officer

ROBERT KUHN
50, Executive Vice President,
Chief Financial Officer, and Secretary

PATRICK DOHERTY
57, President,
Aptar Beauty + Home

OLIVIER FOURMENT
55, President, Aptar Pharma

ELDON SCHAFFER
47, President,
Aptar Food + Beverage

URSULA SAINT-LÉGER
49, Vice President,
Human Resources

BOARD OF DIRECTORS

ALAIN CHEVASSUS
President of COSFIBEL
(flexible plastic packaging)

LESLIE A. DESJARDINS
Former Executive Vice President,
Finance, of Amcor Ltd. (packaging).

GEORGE L. FOTIADES
Chairman and Operating Partner of Healthcare Investments at Diamond Castle Holdings, LLC (private equity investing); Director of Prologis (integrated distribution facilities and services) and Cantel Medical (infection prevention and control products)

LEO A. GUTHART
Managing Member of the General Partner of Topspin Partners L.P. (venture capital investing)

STEPHEN J. HAGGE
President and Chief Executive Officer

KING W. HARRIS
Chairman of the Board; Chairman, Harris Holdings, Inc. (investment holding company)

GIOVANNA KAMPOURI MONNAS
Independent Consultant; Member of Supervisory Board of Randstand Holding nv (human resource services); Director of Puig S.L. (fragrance, cosmetic and fashion products)

PETER H. PFEIFFER
Member of the Advisory Boards of Servicos AG (cosmetic and personal care products), Eckert & Caine (software and consulting), and Deutsche Bank Freiburg; former President and Chief Executive Officer of AptarGroup, Inc.

DR. JOANNE C. SMITH
Physician and Chief Executive Officer of the Rehabilitation Institute of Chicago; Director of Hill-Rom, Inc. (healthcare and medical technology)

RALF K. WUNDERLICH
President, Amcor Flexibles Asia Pacific (packaging) and member of Amcor's Global Executive Team; Director AMVIG Holdings Limited (cigarette packaging and printing)

BOARD COMMITTEES

CORPORATE GOVERNANCE COMMITTEE:
DR. JOANNE C. SMITH, CHAIR
GIOVANNA KAMPOURI MONNAS
RALF K. WUNDERLICH

AUDIT COMMITTEE:
LEO A. GUTHART, CHAIR
LESLIE A. DESJARDINS
KING W. HARRIS

COMPENSATION COMMITTEE:
GEORGE L. FOTIADES, CHAIR
ALAIN CHEVASSUS
LEO A. GUTHART
KING W. HARRIS

EXECUTIVE COMMITTEE:
KING W. HARRIS, CHAIR
STEPHEN J. HAGGE
PETER H. PFEIFFER

corporate information

CORPORATE HEADQUARTERS

475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
+1-815-477-0424

EUROPEAN HEADQUARTERS

AptarGroup SAS
36-38 rue de la Princesse
CS 10509
78431 Louveciennes
France

COUNSEL

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, Illinois 60606

STOCK EXCHANGE

AptarGroup common stock is traded on the New York Stock Exchange (symbol: ATR)

ANNUAL MEETING

The Annual Meeting of Stockholders will be held May 8, 2013 at the offices of
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603

STOCK TRANSFER AND STOCKHOLDER SERVICES

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 800-401-1957
International: +1-651-450-4064
Internet and email queries:
www.wellsfargo.com/shareownerservices

BY COURIER OR EXPRESS DELIVERY:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100
Telephone: 800-401-1957

Notices regarding changes of address and inquiries regarding lost or stolen certificates and transfers of stock should be directed to the transfer agent.

OTHER INFORMATION

You may access a copy of the AptarGroup, Inc. Form 10-K Report filed with the Securities and Exchange Commission through the Reports & SEC Filings link on the Investor Relations page of our web site at www.aptar.com or you may receive a copy of the Report by writing to Investor Relations at the corporate office.

WEBSITE

www.aptar.com

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